Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

VERIZON COMMUNICATIONS INC.,

VERIZON TELEMATICS INC.

and

HUGHES TELEMATICS, INC.

Dated as of June 1, 2012

i

Exhibit A	Certificate of Incorporation
Exhibit B	Form of Stockholder Written Consent

INDEX OF DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreement	5.2(b)
Action	9.3
Affiliate	9.3
Affiliate Transaction	3.20
Agreement	Preamble
Analysis Period	5.3(c)
Antitrust Law	9.3
Book-Entry Shares	2.1(c)(ii)
Business	9.3
Business Day	9.3
Capitalization Date	3.6(b)
Certificate	2.1(c)(ii)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Code	9.3
Company	Preamble
Company Adverse Recommendation Change	5.3(a)
Company Board Recommendation	3.2(c)
Company Common Stock	3.6(a)
Company Disclosure Letter	III
Company Financial Statements	3.8(b)
Company Insurance Policies	3.18(a)
Company Leased Premises	3.12(c)
Company Material Adverse Effect	9.3
Company Material Contract	3.13(b)
Company Options	3.6(d)
Company Permits	3.16(b)
Company Preferred Stock	3.6(a)
Company Restricted Stock Awards	3.6(e)
Company SEC Documents	3.8(a)
Company Securities	3.6(f)
Company Stock Plans	9.3
Company Stockholder Approval	3.3
Company Stockholders’ Meeting	6.1(b)
Company Tax Returns	3.11(a)
Company Termination Fee	9.3
Company Warrants	9.3
Confidentiality Agreement	6.2(b)
Consent	9.3
Continuing Employee	6.8(a)
Contract	9.3

v

Corporate Records	3.1(b)
Credit Agreement	9.3
Customer Contract	3.13(c)
DGCL	1.1
Dissenting Shares	2.1(f)(i)
Earnout Options	9.3
Earnout Shares	9.3
Effective Time	1.3
Employee Benefit Plan	9.3
Environmental Laws	9.3
Equity Securities	9.3
ERISA	9.3
ERISA Affiliate	9.3
Escrow Agreement	9.3
Exchange Act	9.3
Exchange Fund	2.2(a)(i)
FCPA	3.22(a)
GAAP	3.8(b)
Government Contract	9.3
Government Official	9.3
Governmental Entity	9.3
Hazardous Material	9.3
HSR Act	9.3
Indemnified Parties	6.4(a)
Information Statement	6.1(a)
Intellectual Property	9.3
Intervening Event	5.3(b)(ii)
IT Systems	9.3
knowledge	9.3
Law	9.3
Laws	9.3
Liability	9.3
Lien	9.3
Materially Burdensome Condition	6.3(c)
Merger	Recitals
Merger Consideration	2.1(c)(i)
Multiemployer Plan	9.3
Multiple Employer Plan	3.17(h)
Non-Earnout Option	9.3
Non-Earnout Option Consideration	9.3
NWF	9.3
OFAC	3.22(b)
Order	9.3
Organizational Documents	9.3
Outside Date	8.1(b)(i)
Owned Intellectual Property	9.3

Parent	Preamble
Parent Disclosure Letter	IV
Parent Matching Proposal	8.1(e)
Parent Material Adverse Effect	9.3
Parent Proposal	5.3(c)
Parent SEC Documents	IV
Payment Agent	2.2(a)(i)
Permits	9.3
Permitted Liens	9.3
Person	9.3
Polaris Earnout Options	9.3
Polaris Merger Agreement	9.3
Products	3.21(b)
Proxy Statement	6.1(b)
Qualified Financial Advisor	5.2(b)
Qualified Plans	3.17(b)
Recommendation Change Notice	5.3(c)
Recommendation Change Notice Period	5.3(c)
Release	9.3
Representatives	9.3
Sarbanes-Oxley Act	3.8(a)
SEC	3.8(a)
Securities Act	3.8(a)
Software	9.3
Special Committee	Recitals
Special Committee Recommendation	Recitals
Stockholder Approval Date	5.2(b)
Stockholder Written Consent	6.1(a)
Sub	Preamble
Subsidiary	9.3
Subsidiary Securities	3.7(b)
Superior Proposal	5.2(e)
Superior Proposal Analysis Period	8.1(e)
Superior Proposal Notice	8.1(e)
Superior Proposal Notice Period	8.1(e)
Surviving Corporation	1.1
Tail Policy	6.4(c)
Takeover Proposal	5.2(e)
Tax	9.3
Tax Returns	9.3
Taxes	9.3
Trade Approvals	3.22(d)
Trade Laws	3.22(b)
Trade Secrets	9.3
Unvested Non-Earnout Option	2.1(e)(ii)
Unvested Non-Earnout Option Payment Date	2.1(e)(ii)

Vested Non-Earnout Option	2.1(e)(ii)
Virus	9.3
WARN	3.17(k)
Warrant Consideration	2.1(d)
Written Consent Date	5.3(b)
Written Consent End Date	9.3
Written Consent Failure	6.1(b)
Written Consent Failure Termination Period	8.1(g)

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 1, 2012, is by and among Verizon Communications Inc., a Delaware corporation (“Parent”), Verizon Telematics Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Sub”), and HUGHES Telematics, Inc., a Delaware corporation (the “Company”).

WHEREAS, the special committee of the Board of Directors of the Company, consisting of independent, disinterested directors of the Company formed for the purpose of, among other things, evaluating, negotiating and making a recommendation to the Board of Directors of the Company with respect to the transactions contemplated hereby (the “Special Committee”), has unanimously (i) approved and declared advisable this Agreement, the Merger (as defined below) and the other transactions contemplated hereby and (ii) recommended to the Board of Directors of the Company that it approve and declare advisable this Agreement and the transactions contemplated hereby, including the Merger (the “Special Committee Recommendation”);

WHEREAS, the Board of Directors of the Company, by unanimous vote of all of the directors, acting upon the Special Committee Recommendation, has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and to consummate the transactions contemplated hereby, including the merger of Sub with and into the Company (the “Merger”), (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, and (iii) subject to Section 5.2, resolved to recommend the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by the holders of the shares of the Company Common Stock, upon the terms and subject to the conditions set forth herein; and

WHEREAS, the Boards of Directors of Parent and Sub, by unanimous vote of those directors present and voting, have (i) determined that it is in the best interests of their respective companies and stockholders, and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, on the third Business Day after satisfaction or (to the extent permitted by applicable Law and this Agreement) waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law and this Agreement) waiver of those conditions), or at such other time and date as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The Closing shall be held at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, unless another place is agreed to by Parent and the Company.

Section 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in such form as required by, and executed and acknowledged by the parties in accordance with, the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Parent and the Company may agree and may specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation and By-Laws.

(a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to read in its entirety as set forth in Exhibit A, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and the terms hereof and as provided by applicable Law.

(b) At the Effective Time and subject to Section 6.4, the By-Laws of the Surviving Corporation shall be amended and restated to conform to the By-Laws of Sub in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation as set forth in the By-Laws shall be HUGHES Telematics, Inc., and as so amended and restated, shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with their terms and the terms hereof and as provided by applicable Law (subject to Section 6.4). All appropriate corporate actions shall be taken by the Company and the Surviving Corporation, as applicable, to effect the foregoing.

Section 1.6 Directors of the Surviving Corporation. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.7 Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.8 Subsequent Actions. If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out the provisions of this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the provisions of this Agreement.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or any holder of any shares of Company Common Stock:

(a) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of the common stock, par value $0.0001 per share, of the Surviving Corporation and shall constitute the only shares of capital stock of the Surviving Corporation outstanding immediately after the Effective Time. Each certificate evidencing ownership of such shares of common stock of Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock; Cancellation of Earnout Shares.

(i) Each issued and outstanding share of Company Common Stock that is directly owned by the Company, Parent or any of their direct or indirect wholly owned Subsidiaries immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be paid in exchange therefor.

(ii) Each Earnout Share issued and outstanding immediately prior to the Effective Time shall automatically be canceled in accordance with the applicable provisions of the Escrow Agreement and shall cease to exist, and no consideration shall be paid in exchange therefor.

(c) Conversion of Company Common Stock.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (A) shares of Company Common Stock to be canceled in accordance with Section 2.1(b) and (B) any Dissenting Shares) shall be converted into the right to receive $12.00 in cash, without interest (the “Merger Consideration”).

(ii) At the Effective Time, all issued and outstanding shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1(c) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of (x) a certificate that immediately prior to the Effective Time represented any shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1(c) (a “Certificate”) or (y) any shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1(c) that are represented by book-entry (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to which such holder is entitled pursuant to this Section 2.1(c), in each case without any interest thereon, in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(b), in the case of certificated shares, and automatically, in the case of Book-Entry Shares.

(iii) In the event that, between the date of this Agreement and the Effective Time, there is a change in the number of shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock issued and outstanding as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such action.

(iv) The right of any holder of Company Common Stock to receive Merger Consideration shall, to the extent provided in Section 2.2(h), be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.

(d) Treatment of Company Warrants. At or prior to the Effective Time, the Company shall take all such actions as may be required to cause each outstanding Company Warrant to be canceled, effective as of the Effective Time, and converted into a right to receive an amount of cash (rounded to the nearest cent), without interest, equal to the product of (x) the excess, if any, of the Merger Consideration over the applicable exercise price per share of each such Company Warrant, multiplied by (y) the number of shares of Company Common Stock that may be purchased pursuant to such Company Warrant (the “Warrant Consideration”).

(e) Treatment of Stock Options.

(i) Effective as of the Effective Time, each outstanding Earnout Option shall automatically be canceled and shall cease to exist, and no consideration shall be paid in exchange therefor. The Company shall take all such actions as may be required to effect the cancellation of the Earnout Options as set forth in the immediately preceding sentence, including using reasonable best efforts to obtain written confirmation of such cancellation from each holder of each such Earnout Option (it being hereby understood that the obtaining of such confirmations shall not be deemed to constitute a condition to the Closing).

(ii) Effective as of the Effective Time, (A) each outstanding Non-Earnout Option that is vested and exercisable as of the Effective Time (each, a “Vested Non-Earnout Option”) shall be canceled and converted into a right to receive the Non-Earnout Option Consideration, which shall be paid to the holder of each such Vested Non-Earnout Option, net of all applicable withholdings, within ten (10) Business Days following the Closing Date, and (B) each outstanding Non-Earnout Option that is unvested as of the Effective Time (each, an “Unvested Non-Earnout Option”) shall be canceled and converted into a right to receive the Non-Earnout Option Consideration, which shall be payable to the holder of each such Unvested Non-Earnout Option, net of all applicable withholdings, on the earliest of (1) December 31, 2012, (2) the last payroll date of Parent in the 2012 calendar year and (3) the payroll date of Parent next following the date on which such Non-Earnout Option would have become vested (such date, the “Unvested Non-Earnout Option Payment Date”); provided, however, that if a holder’s employment with Parent and its Subsidiaries is terminated prior to the Unvested Non-Earnout Option Payment Date (I) without “Cause” (as defined in the HUGHES Telematics, Inc. 2009 Equity and Incentive Plan), (II) by the holder for “Good Reason” (as defined in the HUGHES Telematics, Inc. 2009 Equity and Incentive Plan), (III) by reason of the holder’s “Disability” (as defined in the HUGHES Telematics, Inc. 2009 Equity and Incentive Plan) or (IV) by reason of the holder’s death, then, in the case of any of clauses (I)–(IV), the Unvested Non-Earnout Option Consideration shall be payable to such holder promptly following such termination of employment, subject, in the case of a termination pursuant to clause (I) or (II) only, to the holder’s execution and non-revocation of a release of claims in a form reasonably acceptable to Parent, and if a holder’s employment with Parent and its Subsidiaries is terminated prior the Unvested Non-Earnout Option Payment Date for any reason other than as set forth in clause (I), (II), (III) or (IV) of this Section 2.1(e)(ii), then such holder shall forfeit any right to the unpaid Non-Earnout Option Consideration as of the date of such termination. With respect to each holder of Non-Earnout Options, it shall be a condition to the receipt of any payment pursuant to this Section 2.1(e)(ii) by such holder that such holder shall execute a written confirmation of the cancellation pursuant to Section 2.1(e)(i) hereof of any Earnout Options that are held by such holder (it being hereby understood that the obtaining of such confirmations shall not be deemed to constitute a condition to the Closing).

(f) Dissenting Shares.

(i) Shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have not voted in favor of or consented to the adoption of this Agreement and who are entitled to demand and have properly demanded appraisal of the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be canceled and converted into the right to receive the Merger Consideration, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if any such stockholder of the Company shall fail to perfect or shall effectively waive, withdraw or lose such stockholder’s rights under Section 262 of the DGCL, such stockholder’s Dissenting Shares in respect of which the stockholder would otherwise be entitled to receive payment under Section 262 of the DGCL shall thereupon be deemed to have been converted into the right (if otherwise entitled to receive Merger Consideration pursuant to Section 2.1(c)) to receive the Merger Consideration in accordance with Section 2.1(c) (payable without any interest thereon).

(ii) The Company shall give Parent prompt notice of any written demand for appraisal pursuant to Section 262 of the DGCL and any written withdrawals of such notices and any other instruments or notices delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL. Parent shall have the right to direct negotiations and proceedings with respect to demands for appraisal under Section 262 of the DGCL, and the Company shall have the right to participate in such negotiations and proceedings. Prior to the Effective Time, neither the Company nor Parent shall, except with the prior written consent of the other party or as otherwise required by an Order, (x) make any payment or other commitment with respect to any such exercise of appraisal rights, (y) offer to settle or settle any such rights or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

Section 2.2 Exchange of Certificates; Book-Entry Shares; Payment Procedures.

(a) Payments.

(i) Payment Agent. Prior to the Effective Time, Parent shall enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Payment Agent”) and shall cause to be deposited, with the Payment Agent for the benefit of the holders of Certificates and Book-Entry Shares, cash in an aggregate amount equal to the sum of (x) the aggregate amount of Merger Consideration to be paid in respect of shares of Company Common Stock pursuant to Section 2.1(c) and (y) the aggregate amount of Warrant Consideration to be paid in respect of Company Warrants pursuant to Section 2.1(d). All cash deposited with the Payment Agent pursuant to this Section 2.2(a) shall hereinafter be referred to as the “Exchange Fund”. The Payment Agent shall deliver the Merger Consideration payable pursuant to Section 2.1(c) and the Warrant Consideration payable pursuant to Section 2.1(d) out of the Exchange Fund. Except to the extent set forth in Section 2.2(f) or to make payments as contemplated by the proviso in Section 2.1(f), the Exchange Fund shall not be used for any other purpose. The Surviving Corporation shall pay all fees and expenses owed to the Payment Agent.

(ii) Option Payments. Immediately following the Effective Time, Parent shall cause to be deposited with the Surviving Corporation sufficient funds to make all payments pursuant to Section 2.1(e)(ii)(A).

(b) Exchange Procedures.

(i) Letters of Transmittal. As soon as reasonably practicable after the Effective Time (but in any event within five (5) Business Days after the Effective Time), Parent shall cause the Payment Agent to mail:

(A) to each holder of record of one or more Certificates or Book-Entry Shares, (1) a form of letter of transmittal (which shall be in form and substance reasonably acceptable to the Company and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Payment Agent or, with respect to Book-Entry Shares, in accordance with the instructions in the letter of transmittal, and which shall be in customary form and contain customary provisions) and (2) instructions for use in effecting the surrender of such Certificates or Book-Entry Shares in exchange for the Merger Consideration to which such holder is entitled pursuant to Section 2.1(c); and

(B) to each holder of Company Warrants that were converted into the right to receive the Warrant Consideration pursuant to Section 2.1(d), (1) a form of letter of transmittal (which shall be in form and substance reasonably acceptable to the Company) and (2) instructions for use in effecting the surrender of such Company Warrants in exchange for the Warrant Consideration to which such holder is entitled pursuant to Section 2.1(d).

(ii) Certificates. Each holder of record of one or more Certificates shall, upon surrender to the Payment Agent of such Certificates, together with a duly executed letter of transmittal and such other documents as may reasonably be required by the Payment Agent, be entitled to receive in exchange therefor, and Parent shall cause the Payment Agent to pay and deliver in exchange therefor, as promptly as practicable after the Effective Time, the amount of Merger Consideration to which such holder is entitled pursuant to Section 2.1(c), and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of a Certificate that is not registered in the transfer records of the Company, payment of Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate pursuant to Section 2.1(c). No interest shall be paid or will accrue on any payment to holders of Certificates pursuant to the provisions of this Article II.

(iii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, a holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(c). In lieu thereof, each holder of record of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Payment Agent to pay and deliver as promptly as practicable after the Effective Time the amount of Merger Consideration to which such holder is entitled pursuant to Section 2.1(c).

(iv) Company Warrants. Each holder of Company Warrants shall, upon surrender to the Payment Agent of such Company Warrants, together with a duly executed letter of transmittal and such other documents as may reasonably be required by the Payment Agent, be entitled to receive in exchange therefor, and Parent shall cause the Payment Agent to pay and deliver in exchange therefor, as promptly as practicable, the amount of Warrant Consideration to which such holder is entitled pursuant to Section 2.1(d). At any time after the Effective Time, each Company Warrant shall be deemed to represent only the right to receive upon such surrender the Warrant Consideration to be paid in respect of such Company Warrant pursuant to Section 2.1(d). No interest shall be paid or will accrue on any payment to holders of Company Warrants pursuant to the provisions of this Article II.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid upon the surrender of Certificates (or automatically, in the case of Book-Entry Shares) in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or such Book-Entry Shares, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared but not paid or made by the Company on the shares of Company Common Stock in accordance with the terms of this Agreement prior to the Effective Time. At the close of business on the day on which the Effective Time occurs, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation for transfer, it shall be canceled against delivery of the Merger Consideration and exchanged as provided in this Article II.

(d) Termination of the Exchange Fund. Unless otherwise directed by the Surviving Corporation, any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall, subject to Section 2.2(e), remain liable for, payment of their claim for the Merger Consideration in accordance with this Article II.

(e) No Liability. None of Parent, the Company, the Surviving Corporation or the Payment Agent shall be liable to any person in respect of any cash or other distributions from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered immediately prior to such date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, any such shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(f) Investment of Exchange Fund. The Payment Agent shall invest the cash included in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to and be income of the Surviving Corporation; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), or in mutual funds investing in such assets, and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Payment Agent hereunder, Parent shall promptly cause to be deposited cash into the Exchange Fund in an amount equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Payment Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, in accordance with this Article II, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate pursuant to Section 2.1(c).

(h) Required Withholding. Each of the Payment Agent, Parent, Sub and the Surviving Corporation shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to, or in respect of, any Person such amounts as may be required to be deducted or withheld therefrom under United States federal or state, local or foreign Tax Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company SEC Documents filed or furnished with the SEC subsequent to December 31, 2011 and prior to the date hereof (and then (x) only to the extent reasonably apparent that any event, item or occurrence disclosed in such Company SEC Documents is an event, item or occurrence that relates to a matter covered by any representation or warranty set forth in this Article III and (y) other than any forward-looking disclosure set forth in any risk factor contained in such Company SEC Documents and any other disclosure included therein to the extent it is predictive or forward-looking in nature) or (ii) the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being understood and agreed that disclosure of any event, item or occurrence set forth in the Company Disclosure Letter shall apply to, qualify or modify the Section or subsection to which it corresponds and each of the other Sections of this Agreement to the extent the relevance of such disclosure to such other Section or subsection is reasonably apparent from the text and nature of such disclosure), the Company represents and warrants to Parent and Sub as set forth in this Article III.

Section 3.1 Qualification; Organization.

(a) The Company is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to own, lease, license and operate its assets, rights and properties and to carry on the Business as currently conducted. The Company is duly licensed and qualified to do business and is in good standing (or equivalent status) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified, licensed or in good standing (or equivalent status) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent copies of the Organizational Documents of the Company, and each such copy is true, correct and complete, and each such instrument is in full force and effect. The Company is not in material violation of its Organizational Documents.

(b) The minute books of the Company contain true, complete and accurate records in all material respects of all meetings and consents in lieu of meetings of the Board of Directors of the Company (and any committees thereof) and stockholders (“Corporate Records”) since March 31, 2009. Copies of such Corporate Records have been made available to Parent.

Section 3.2 Authority.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the transactions contemplated hereby, including the Merger. Assuming the accuracy of Parent and Sub’s representations and warranties in Section 4.8, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary and proper corporate action on the part of the Company and, except for obtaining the Company Stockholder Approval and the filing of the

Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the transactions contemplated hereby, including the Merger.

(b) This Agreement has been duly executed and delivered by the Company and, assuming the valid execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity (regardless of whether enforcement is sought in equity or at law).

(c) The Board of Directors of the Company has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and to consummate the transactions contemplated hereby, including the Merger, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, and (iii) subject to Section 5.2, resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement and approve the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein (the “Company Board Recommendation”).

Section 3.3 Stockholder Approval. Assuming the accuracy of the representations and warranties made in Section 4.8, the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby is the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock, at a meeting of the stockholders of the Company or by written consent of stockholders in lieu of meeting (the “Company Stockholder Approval”).

Section 3.4 Non-Contravention. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the Organizational Documents of the Company or any of its Subsidiaries, (b) except as set forth in Section 3.4 of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Company Material Contract, (c) subject to obtaining the Company Stockholder Approval, violate or conflict with in any material respect any Law or Order applicable to the Company or any of its Subsidiaries or by which any which of their properties, rights or assets are bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the assets, rights or properties of the Company or any of its Subsidiaries, except, in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5 Governmental Approvals. No Consent of any Governmental Entity is required on the part of the Company, any of its Subsidiaries or any other Person in which the Company or any of its Subsidiaries owns, directly or indirectly, any shares of capital stock or other equity or voting interests in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except (a) the filing of the Certificate of Merger with the Delaware Secretary of State and such filings with Governmental Entities to satisfy the applicable laws of states in which the Company and its Subsidiaries are qualified to do business, (b) such Consents as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (c) Consents required under, and compliance with, any other applicable requirements of the HSR Act and any applicable foreign Antitrust Laws and (d) such Consents (other than Consents under any applicable foreign Antitrust Laws) the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 155,000,000 shares of common stock, par value $0.0001 per share (the “Company Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”).

(b) As of May 31, 2012 (the “Capitalization Date”), (i) 105,895,928 shares of Company Common Stock were issued and outstanding (of which 58,498,131 shares were Earnout Shares) and (ii) no shares of Company Preferred Stock were issued and outstanding. The outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of any preemptive rights and were issued in compliance in all material respects with all applicable federal and state securities laws.

(c) As of the Capitalization Date, 4,000,000 shares of Company Common Stock were reserved for issuance and issuable upon exercise of Company Warrants. Section 3.6(c) of the Company Disclosure Letter sets forth the names of all holders of, the number of shares of Company Common Stock issuable under, the respective exercise prices for, and the respective expiration dates of, each Company Warrant.

(d) As of the Capitalization Date, 4,179,806 shares of Company Common Stock were reserved for issuance under the Company Stock Plans in connection with the exercise of outstanding options to purchase Company Common Stock (the “Company Options”). As of the Capitalization Date, there were outstanding Company Options to purchase 4,179,806 shares of Company Common Stock (of which 1,830,931 were Earnout Options). Section 3.6(d) of the Company Disclosure Letter sets forth, with respect to each Company Option, the number of shares of Company Common Stock issuable under such Company Option and the vesting schedule and exercise price therefor. Since the Capitalization Date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options, other than as permitted by Section 5.1(b). All grants of Company Options were validly issued and properly approved by the Board of Directors of the Company (or a committee thereof) in accordance with all applicable Law.

(e) As of the Capitalization Date, there were no outstanding shares of restricted Company Common Stock granted under the Company Stock Plans (the “Company Restricted Stock Awards”).

(f) Except as set forth in this Section 3.6 or Section 3.6(f) of the Company Disclosure Letter, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, restricted stock awards or other rights, commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, award, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i) through (iv) above being referred to collectively as “Company Securities”), and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. Except (x) as set forth in Section 3.6(f) of the Company Disclosure Letter or (y) in connection with the repurchase or acquisition of Company Common Stock pursuant to the terms of Company Stock Plans, neither the Company nor any of its Subsidiaries is a party to any Contract that (A) obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, (B) relates to the voting or transfer of, requires registration of, or grants any preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights with respect to, any Company Securities, or (C) otherwise relates to, creates, establishes or defines the terms and conditions of, any Company Securities.

(g) Except as set forth in Section 3.6(g) of the Company Disclosure Letter, as of the date hereof, none of the Company or any of its Subsidiaries has any indebtedness for borrowed money other than intercompany indebtedness owed to the Company or one of its wholly owned Subsidiaries. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

Section 3.7 Subsidiaries.

(a) Section 3.7(a) of the Company Disclosure Letter sets forth a complete and correct list of each Subsidiary of the Company, along with the jurisdiction of organization and percentage of outstanding equity interests owned by the Company of each such Subsidiary. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (or equivalent status) under the laws of the jurisdiction of its respective organization, except where the failure to be in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries has the requisite corporate or other power and authority to carry on its respective business as it is now being conducted and is currently planned to be conducted and to own, lease, license or operate its respective properties, rights and assets. Each of the Company’s

Subsidiaries is duly qualified to do business and is in good standing (or equivalent status) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing (or equivalent status) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Organizational Documents of each of its Subsidiaries as amended through the date hereof. None of the Company’s Subsidiaries is in material violation of its Organizational Documents.

(b) All of the outstanding capital stock of, or other equity or voting interests in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned beneficially and of record by the Company or one of its wholly owned Subsidiaries set forth in Section 3.7(a) of the Company Disclosure Letter, free and clear of all Liens (other than Permitted Liens) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Corporation of such Subsidiary’s business. Except as set forth in this Section 3.7 or in Section 3.7(b) of the Company Disclosure Letter, there are no outstanding (i) shares of capital stock of or other voting or equity interests in any Subsidiary of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iv) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i) through (iv) above being referred to collectively as “Subsidiary Securities”), or (v) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company. Except as set forth in Section 3.7(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Contract that (A) obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities, (B) relates to the voting or transfer of, requires registration of, or grants any preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights with respect to, any Subsidiary Securities, or (C) otherwise relates to, creates, establishes or defines the terms and conditions of, any Subsidiary Securities.

(c) Except as set forth in Section 3.7(c) of the Company Disclosure Letter, neither the Company nor any of the Company’s Subsidiaries owns any shares of capital stock of or other equity or voting interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any Person other than a Subsidiary of the Company.

Section 3.8 Company SEC Documents and Financial Statements; No Undisclosed Liabilities.

(a) The Company has filed or furnished (as applicable) with the Securities and Exchange Commission (the “SEC”) all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2009 under the Exchange Act or the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”) (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such documents and any other documents filed by the Company with the SEC, together with all amendments thereto and including all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Company SEC Documents”). As of their respective filing dates or, in the case of Company SEC Documents that are registration statements filed pursuant to the Securities Act, as of their respective effective dates, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.

(b) All of the audited financial statements and unaudited interim financial statements of the Company included in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) have been prepared from and in accordance with, and accurately reflect, the books and records of the Company and its Subsidiaries in all material respects, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied in all material respects on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act), and (iii) fairly present in all material respects the financial position and the results of operations and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein. None of the Company’s Subsidiaries is required to file any form, report or other document with the SEC.

(c) Neither the Company nor any of its Subsidiaries has any Liabilities, other than (i) Liabilities reflected or otherwise reserved against on the Company Financial Statements or disclosed in the notes thereto, (ii) Liabilities incurred since January 1, 2012 in the ordinary course of business, (iii) Liabilities incurred pursuant to or in accordance with this Agreement or in connection with this Agreement and the transactions contemplated hereby, (iv) Liabilities incurred under any Contract or arising under any applicable Law, other than Liabilities due to breaches, defaults or violations thereof, (v) Liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (vi) as set forth in Section 3.8(c) of the Company Disclosure Letter.

(d) There are no “off balance sheet arrangements,” as defined in Item 303 of Regulation S-K under the Securities Act, to which the Company or any Subsidiary of the Company is a party.

Section 3.9 Internal Controls; Sarbanes-Oxley Act.

(a) The Company and its Subsidiaries have implemented and maintain internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company Financial Statements in accordance with GAAP, which includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Company Financial Statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of the Company’s and its Subsidiaries’ management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on the Company Financial Statements.

(b) The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed to the Company’s auditors and the audit committee of the Board of Directors of the Company, (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(c) Since January 1, 2009 through the date hereof, to the knowledge of the Company, (i) none of the Company, any of its Subsidiaries or any director, officer, or auditor of the Company or any of its Subsidiaries has received, or otherwise had or obtained knowledge of, any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

Section 3.10 Absence of Certain Changes.

(a) Since January 1, 2012 through the date hereof, the Business has been conducted, in all material respects, in the ordinary course consistent with past practice, and there has not been or occurred, and there does not exist, any Company Material Adverse Effect.

(b) Since January 1, 2012 through the date hereof, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that would have resulted in a breach of Sections 5.1(b)(iii), 5.1(b)(iv), 5.1(b)(vi), 5.1(b)(vii), 5.1(b)(viii), 5.1(b)(ix), 5.1(b)(x), 5.1(b)(xi), 5.1(b)(xiv), 5.1(b)(xv), 5.1(b)(xvi), 5.1(b)(xvii) or 5.1(b)(xix), had such section been in effect since January 1, 2012.

Section 3.11 Taxes.

(a) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has filed all Tax Returns required to be filed by it (“Company Tax Returns”), (ii) all such Company Tax Returns were correct and complete in all material respects, and (iii) all Company Tax Returns have been timely filed with the appropriate taxing authorities in all jurisdictions in which such Company Tax Returns are or were required to be filed, or requests for extensions have been timely filed and any such extensions have been granted and have not expired. The Company has made available to Parent correct and complete copies of all U.S. federal income Tax Returns of the Company and its Subsidiaries relating to the taxable period ending on or after December 31, 2007, filed through the date of this Agreement.

(b) All material Taxes due and owing by each of the Company and its Subsidiaries (whether or not shown on any Company Tax Return) have been paid or adequate reserves for the payment thereof have been established on the Company’s December 31, 2011 balance sheet in accordance with GAAP.

(c) All material Taxes of the Company or its Subsidiaries required to be paid with respect to any completed and settled audit, examination or deficiency Action with any taxing authority have been paid in full.

(d) There is no audit, examination, claim, assessment, levy, deficiency, administrative or judicial proceeding, lawsuit or refund Action pending or threatened in writing with respect to any material Taxes of the Company or its Subsidiaries, and no taxing authority has given written notice of the commencement of any audit, examination or deficiency Action with respect to any such Taxes. The Company has delivered to Parent correct and complete copies of all material Tax examination reports, closing agreements and statements of Tax deficiencies assessed against or agreed to by the Company or any of its Subsidiaries received, in the case of the Company and each of its Subsidiaries (other than NWF), since December 31, 2005 and, in the case of NWF, since August 1, 2006.

(e) There are no outstanding Contracts or waivers extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, material Taxes of the Company or any of its Subsidiaries due for any taxable period.

(f) Neither the Company nor any of its Subsidiaries (other than NWF) has received written notice of any claim by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Company Tax Returns that it is or may be subject to taxation by that jurisdiction. Since August 1, 2006 and, to the knowledge of the Company, prior thereto, NWF has not received written notice of any claim by any taxing authority in a jurisdiction where NWF does not file a Company Tax Return, that it is or may be subject to taxation by that jurisdiction.

(g) No Liens for Taxes exist with respect to any of the assets, rights or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined or unitary group for purposes of filing Company Tax Returns or paying Taxes (other than a group of which the Company is and has always been the common parent) or (ii) is liable for the Taxes of another Person (other than the Company or its Subsidiaries) (A) under any applicable Tax Law (whether under Treasury Regulation § 1.1502-6 or any similar provision of state, local or foreign Law), (B) as a transferee or successor, or (C) by Contract, indemnity or otherwise.

(i) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement pursuant to which it would be liable for material Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any taxing authority) that will be binding on the Company or any of its Subsidiaries with respect to any period following the Closing Date.

(j) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax Law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date or (iv) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made with respect to any pre-Closing Tax period. Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code (x) in the two (2) years prior to the date of this Agreement or (y) in a distribution that could otherwise constitute a “plan” or “series of related transactions” in conjunction with the transaction contemplated by this Agreement.

(k) Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(l) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction,” as defined in Treasury Regulation § 1.6011-4(b).

(m) The Company and each of its Subsidiaries has timely filed each Form TD F 90-22.1, Report of Foreign Bank and Financial Accounts, required to be filed by the Company and any of its Subsidiaries.

(n) No “excess loss account,” as defined in Treasury Regulation § 1.1502-19(a)(2), or deferred intercompany stock account, as defined in Cal. Code Regs., tit. 18, § 25106.5-1, exists with respect to any Subsidiary, and no gain or loss recognition is being deferred pursuant to Treasury Regulation § 1.1502-13 with respect to intercompany transactions between the Company and any Subsidiary, or between any two Subsidiaries.

Section 3.12 Assets and Properties.

(a) Each of the Company and its Subsidiaries has (i) good title to all of its real or tangible material assets and properties (whether real, personal or mixed, or tangible) and (ii) valid leasehold interests in all of its real or tangible material assets and properties which it leases, in each case (with respect to both clause (i) and (ii) above), free and clear of any Liens, other than Permitted Liens.

(b) The Company and its Subsidiaries do not own, and, to the knowledge of the Company, have never owned, any real property.

(c) Section 3.12(c) of the Company Disclosure Letter contains a complete and accurate list of all material real estate leased, subleased or occupied by the Company or its Subsidiaries pursuant to a lease (the “Company Leased Premises”). To the knowledge of the Company, there exists no material default under any of the leases relating to the Company Leased Premises.

(d) All of the tangible assets and properties owned or leased by the Company and its Subsidiaries are suitable for the purposes for which they are being used or held for use and are adequately maintained, in good operating condition and repair and free from any defects, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(e) The Company and its Subsidiaries own or otherwise have the legal right to use all tangible assets comprising the IT Systems that are (i) material to the conduct of the Business as currently conducted or (ii) reasonably necessary in all material respects to manufacture the goods and to provide the services that the Company or any of its Subsidiaries has a contractual obligation to manufacture or provide pursuant to any Company Material Contract. The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby will not result in the material loss of rights or materially impair or alter the right of the Company and its Subsidiaries to use any such information technology, telecommunications, network or peripheral equipment.

Section 3.13 Material Contracts; Customer Contracts.

(a) Except for (x) any Contracts filed with the SEC (in unredacted form) as exhibits to Company SEC Documents filed or furnished prior to the date hereof or (y) the Contracts set forth in Section 3.13(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract or series of related Contracts for the purchase of materials, supplies, goods, services, equipment or other assets that provides for aggregate payments by the Company and its Subsidiaries over the remaining term of such agreement or related agreements of $1,000,000 or more or under which the Company and its Subsidiaries made payments of $1,000,000 or more during the twelve-month period ending on December 31, 2011;

(iii) any sales, distribution, agency or other similar Contract providing for the sale or manufacture by the Company or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets that provides for aggregate payments to the Company and its Subsidiaries over the remaining term of the agreement of $1,000,000 or more or under which payments of $1,000,000 or more were made to the Company and its Subsidiaries during the twelve-month period ending on December 31, 2011;

(iv) any joint venture, partnership, limited liability company or other similar Contract (including any Contract providing for joint research, testing, development, deployment, marketing or other cooperation arrangement);

(v) any Contract relating to or evidencing indebtedness for borrowed money of the Company or its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $1,000,000 or incurred other than in the ordinary course of business;

(vi) any Contract that (A) limits the freedom of any of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, or that would so limit the freedom of Parent or any of its Affiliates (including the Company or any of its Subsidiaries) after the Closing, (B) contains exclusivity obligations or other material restrictions with respect to the development, manufacture, marketing, sale or distribution of, or other rights with respect to, any products or services, binding on the Company or any of its Subsidiaries or that would be binding on Parent or any of its Affiliates (including the Company or any of its Subsidiaries) after the Closing;

(vii) any Contract or series of related Contracts, including any option Contract, relating to the acquisition or disposition of any business, capital stock, material assets or real property (whether by merger, sale of stock, sale of assets or otherwise) (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice);

(viii) any Contract under which the Company or any of its Subsidiaries has made any currently outstanding advance, loan or extension of credit to any employee of the Company or any of its Subsidiaries;

(ix) any Contract (including any “take-or-pay” or keepwell agreement) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company or any of its Subsidiaries or (B) the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person, in each case other than endorsements for the purpose of collection in the ordinary course of business;

(x) any Contract (including the Organizational Documents of the Company and its Subsidiaries) under which the Company or any of its Subsidiaries has directly or indirectly agreed to materially indemnify any Person, in each case other than any such indemnification obligations incurred in the ordinary course of business;

(xi) any Government Contract that (A) provides for aggregate payments to the Company and its Subsidiaries over the remaining term of the agreement of $1,000,000 or more or under which payments of $1,000,000 or more were made to the Company and its Subsidiaries during the twelve-month period ending on December 31, 2011 or (B) provides for government funded research;

(xii) any Contract relating to any interest rate, derivatives or hedging transaction;

(xiii) any Contract that relates to any settlement of any material Action or any Order in excess of $1,000,000;

(xiv) any other Contract that is material to the Company and its Subsidiaries, taken as a whole; or

(xv) any agreement or commitment to enter into any Contract described in clauses (i) through (xiv) above.

(b) Each Contract filed with the SEC as an exhibit to Company SEC Documents or disclosed, or required to be disclosed, in the Company Disclosure Letter pursuant to Section 3.13(a) or Section 3.12(c), Section 3.19(a)(ii) or Section 3.20 (each, a “Company Material Contract”) is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the knowledge of the Company, the other parties thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity (regardless of whether enforcement is sought in equity or at law). Each of the Company and its Subsidiaries (and, to the knowledge of the Company, each of the other party or parties thereto) has performed, in all material respects, all material obligations required to be performed by it under each Company Material Contract. No event has occurred or circumstance exists (subject to the terms and conditions of such Contract) with respect to any of the Company or its Subsidiaries or, to the knowledge of the Company, with respect to any other Person that (with or without lapse of time or the giving of notice or both) does or may contravene or conflict with, in any material respect, or result in a material violation or material breach of, or give any of the Company or its Subsidiaries or any other Person the right to declare a material default or exercise any material remedy under, or to accelerate the maturity of, or to cancel, terminate or modify, any Company Material Contract. To the knowledge of the Company, no party to any Company Material Contract has repudiated any material provision thereof or terminated any Company Material Contract. The Company has made available to Parent true, accurate and complete copies or originals of the Company Material Contracts (including all modifications and amendments thereto and waivers thereunder).

(c) Neither the Company nor any of its Subsidiaries is in material breach of, or material default under (or, to the knowledge of the Company, is alleged to be in material breach of, or material default under) a material number of the Contracts under which they provide telematics or related services, directly or indirectly, to their customers, subscribers and other end-users (each, a “Customer Contract”). As of March 31, 2012, the Company and its Subsidiaries had the number of subscribers (including the number of trial and subscriber paid subscriptions) set forth in Section 3.13(c) of the Company Disclosure Letter.

Section 3.14 Litigation. Except as set forth in Section 3.14 of the Company Disclosure Letter, as of the date hereof, (a) there are no settlement agreements or similar written agreements with any Governmental Entity, and no Order, in each case, to which the Company or any of its Subsidiaries is party or, to the knowledge of the Company, by which the Company or any of its Subsidiaries or any assets, rights or properties thereof are bound that is in effect, and (b) there are no Actions pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, affecting the assets, rights or properties of the Company or any of its Subsidiaries (with the exception of the Actions relating to Intellectual Property that are the subject of Section 3.19(c)) that would reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.15 Environmental Matters.

(a) The Company and each of its Subsidiaries are in material compliance with all applicable Environmental Laws. Except for matters which have been fully resolved or which otherwise have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no notice of violation, notification of liability or potential liability or request for information has been received by the Company or any of its Subsidiaries relating to or arising out of any Environmental Law. No Order is currently in effect which is expected to have a Company Material Adverse Effect, and since January 1, 2006, no material penalty or fine has been assessed, involving the Company or any of its Subsidiaries relating to or arising out of any Environmental Law.

(b) To the knowledge of the Company, no Release of Hazardous Materials has occurred at, on, above, under or from any properties currently or formerly owned, leased, operated or used by the Company, any of its Subsidiaries or any predecessors in interest that has resulted or would reasonably be expected to result in any remedial action.

(c) To the knowledge of the Company, neither the Company nor any of its Subsidiaries nor any other Person has caused or taken any action that would reasonably be expected to result in any material Liability relating to (i) the environmental conditions at, on, above, under or about any properties or assets currently or formerly owned, leased, operated or used by the Company or any of its Subsidiaries or any predecessors in interest or (ii) the past or present use, management, handling, transport, treatment, generation, storage, disposal, Release or threatened Release of, or exposure to, Hazardous Materials.

(d) The Company has made available to Parent copies of all environmental studies, investigations, audits, reports or assessments in the Company’s possession and concerning the Company, the Company Leased Premises and any real property currently or previously owned, leased, used or operated by the Company or any of its Subsidiaries.

Section 3.16 Compliance with Applicable Law; Permits.

(a) The Company and each of its Subsidiaries are, and since March 31, 2009 have been, in compliance in all material respects with all Laws applicable to the Company and its Subsidiaries (the term “Laws” for purposes of this Section 3.16 shall not include Laws relating to the matters which are the subjects of Sections 3.10, 3.15, 3.17, 3.19 and 3.22). No material claims or complaints from any Governmental Entities or other Persons have been asserted or received by the Company or any of its Subsidiaries within the past three (3) years related to or affecting the Company or any of its Subsidiaries and, to the knowledge of the Company, no claims or complaints are threatened, alleging that the Company or any of its Subsidiaries is in material violation of any Laws or Permits applicable to the Company and its Subsidiaries. To the knowledge of the Company, no investigation, inquiry or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or threatened.

(b) Each of the Company and its Subsidiaries has all material Permits (the “Company Permits”) (the term “Company Permits” for purposes of this Section 3.16(b) shall not include consents, licenses, permits, grants, and other authorizations of a Governmental Entity relating to the matters which are the subjects of Sections 3.15, 3.19 and 3.22) that are necessary for the Company and its Subsidiaries to conduct the Business as currently conducted and operations in compliance with all applicable Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Permits are valid and in full force and effect, (ii) neither the Company nor any of its Subsidiaries is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, such Company Permits, (iii) none of such Company Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby and (iv) no suspension or cancellation of any Company Permits, in whole or in part, is pending or, to the knowledge of the Company, threatened.

Section 3.17 Employee Matters.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Employee Benefit Plans. With respect to each material Employee Benefit Plan, the Company has delivered or made available to Parent a true, correct and complete copy of: (i) each writing constituting a part of such Employee Benefit Plan, including without limitation all plan documents, employee communications, benefit schedules, trust agreements, and insurance contracts and other funding arrangements, (ii) written summaries of all such non-written Employee Benefit Plans, (iii) the most recent Forms 5500 and accompanying schedules, if any, (iv) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA), (v) the most recent annual financial report, if any, (vi) the most recent actuarial report, if any, (vii) the most recent determination letter from the Internal Revenue Service, if any, and (viii) all material communications received from or sent to the Internal Revenue Service, the Pension Benefit Guaranty Corporation, the Department of Labor or any other Governmental Entity (including a written description of any oral communication). Except as specifically provided in the foregoing documents delivered or made available to Parent, as of the date of this Agreement there are no amendments to any Employee Benefit Plan that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Employee Benefit Plan.

(b) Each Employee Benefit Plan intended to qualify under Section 401 or for other tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code are so qualified (collectively, the “Qualified Plans”), and any trusts intended to be exempt from federal income taxation under the Code are so exempt. Nothing has occurred with respect to the operation of the Qualified Plans that could cause the loss of such qualification or exemption, or the imposition of any liability, penalty or tax under ERISA or the Code.

(c) All contributions required to be made to any Employee Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Employee Benefit Plan, have been timely made or paid in full.

(d) With respect to each Employee Benefit Plan, the Company and its Subsidiaries have complied, and are now in compliance, in all material respects with all provisions of ERISA, the Code and all applicable Laws. Each Employee Benefit Plan has been administered in all material respects in accordance with its terms. There are no pending Actions (including any audits by any Governmental Entity), claims or lawsuits arising from or relating to the Employee Benefit Plans (other than routine claims for benefits), and to the knowledge of the Company, there are no facts that would reasonably be expected to form the basis for any such Action. There is not now, nor do any circumstances exist that would reasonably be expected to give rise to, any requirement for the posting of security with respect to any Employee Benefit Plan or the imposition of any Lien (except for Permitted Liens) on the assets of the Company or any of its Subsidiaries under ERISA or the Code.

(e) Each Employee Benefit Plan may be amended or terminated at any time in accordance with its terms.

(f) No Employee Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. As of the date hereof, no material liability under Title IV or Section 302 of ERISA has been incurred (either directly or indirectly, including as a result of an indemnification obligation) by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates, and no condition exists that would reasonably be expected to present a material risk to the Company, its Subsidiaries or any of their ERISA Affiliates of incurring any such liability.

(g) No non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code and Section 406 of ERISA has occurred with respect to any Employee Benefit Plan that would result in the imposition of a material tax or penalty on the Company or any of its Subsidiaries under Section 4975 of the Code or Sections 502(i) or 402(l) of ERISA.

(h)(i) No Employee Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), (ii) none of the Company, any of its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, and (iii) none of the Company, any of its Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA, that has not been satisfied in full. None of the Company, any of its Subsidiaries nor any of its ERISA Affiliates has been involved in any transaction that could cause the Company, any of its Subsidiaries or, following the Closing Date, Parent, or any of its Affiliates (including the Company and its Subsidiaries) to be subject to liability under Section 4069 of ERISA.

(i) The Company and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as may be required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to the Company or any of its Subsidiaries. There has been no communication to employees by the Company or any of its Subsidiaries that would reasonably be interpreted to promise or guarantee such employees post-employment health or life insurance or other post-employment death benefits on a permanent basis.

(j) Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) require the funding of any trust or other funding vehicle, (ii) entitle any current or former employee, consultant, officer or director of the Company or any of its Subsidiaries to severance pay or any other payment, (iii) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment (including forgiveness of indebtedness) or benefit to any employee, consultant, officer or director of the Company or any of its Subsidiaries, or (iv) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge or terminate any Employee Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No person is or will be entitled to receive any additional payment (including any tax gross-up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of the excise taxes required by section 4999 of the Code or any taxes required by Section 409A of the Code.

(k) None of the employees of the Company or any of its Subsidiaries is represented in his or her capacity as an employee of the Company or any of its Subsidiaries by any labor organization. Neither the Company nor any of its Subsidiaries currently recognizes any labor organization, nor is any labor organization currently recognized as the collective bargaining agent of any employees, nor is the Company or any of its Subsidiaries a party to any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any employees. To the knowledge of the Company, there is no union organization activity involving any of the employees of the Company or any of its Subsidiaries pending or threatened. There has not been union representation involving any of the employees of the Company or any of its Subsidiaries. There is no picketing pending or, to the knowledge of the Company, threatened, and there are no organized strikes, slowdowns, work stoppages, lockouts, arbitrations, material grievances or other material labor disputes involving any of the employees of the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened against or by the Company or any of its Subsidiaries. There are no material complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened that could be brought or filed with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual. The Company and its Subsidiaries are in material compliance with all applicable Laws relating to the labor and employment, including all such Laws relating to employment and employment practices, terms and conditions of employment, wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” law (“WARN”), collective bargaining, discrimination, civil rights, equal opportunity, occupational safety and health, disability rights or benefits, workers’ compensation, unemployment insurance, employee leave issues, classification of employees, immigration, Form I-9 matters and the collection and payment of withholding or social security taxes and any similar Taxes. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries since January 1, 2009.

(l) Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been established, maintained and operated in compliance in all material respects with Section 409A of the Code, and the rules and guidance promulgated thereunder.

(m) No Employee Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States.

(n) Each Company Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, and (iii) has a grant date identical to the date on which the Board of Directors of the Company or the compensation committee actually awarded such Company Option.

Section 3.18 Insurance.

(a) Section 3.18(a) of the Company Disclosure Letter lists all material insurance policies and surety bonds maintained by the Company or its Subsidiaries with respect to the Business as currently conducted or their assets, Liabilities, employees, officers or directors (collectively, the “Company Insurance Policies”). All of the insurance policies of the Company and its Subsidiaries are (i) in full force and effect and will not lapse or be subject to suspension, modification, revocation, cancellation, termination or nonrenewal by reason of the execution, delivery or performance of this Agreement or consummation of the transactions contemplated hereby and (ii) sufficient for compliance in all material respects with all requirements of Law and Company Material Contracts. The Company and its Subsidiaries are current in all premiums or other payments due under each Company Insurance Policy and have otherwise performed in all material respects all of their respective obligations thereunder.

(b) Neither the Company nor any of its Subsidiaries has received during the past three (3) years from any insurance carrier with which it has carried any material insurance (i) any refusal of coverage or notice of material limitation of coverage or any notice that a defense will be afforded with reservation of rights in respect of claims that are or would be reasonably be expected to be material to the Company or any of its Subsidiaries or (ii) any notice of cancellation or any notice that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any Company Insurance Policy is not willing or able to perform its obligations thereunder.

Section 3.19 Intellectual Property.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth as of the date hereof a correct and complete list of (i) the Owned Intellectual Property that is issued, registered or subject to an application for registration or issuance and (ii) all Contracts, including any settlement agreement, consent agreement, covenant not to sue, non-assertion assurance agreement, or release, to which the Company or any of its Subsidiaries is a party or, to the knowledge of the Company, by which any of them is otherwise bound, and pursuant to which (A) any of them is granted by, obtains from or grants to another Person any right to use or practice rights under any Intellectual Property that is material to the Business or another Person covenants not to sue or assert its rights against the Company or any of its Subsidiaries with respect to any Intellectual Property that is material to the Business, but excluding any Contracts (x) in which grants of Intellectual Property are incidental to and not material to performance under the Contract or (y) granting rights to use readily-available, off-the-shelf software, (B) any of them is restricted in its or their right to use, practice rights under, license, sublicense, transfer, enforce or register any Intellectual Property material to the Business, (C) any third Person develops or customizes for or on behalf of the Company or any of its Subsidiaries any Intellectual Property that is material to the Business, or (D) any third Person provides support or maintenance for Software material to the Business for aggregate annual fees in excess of $100,000. Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and any of its Subsidiaries, taken as a whole, each of the Company and its

Subsidiaries owns, free and clear of any Liens (except Permitted Liens), or has a valid license or rights to use or practice rights under, all Intellectual Property necessary to conduct the Business as currently conducted and, to the knowledge of the Company, as planned to be conducted in the one (1) year following the date hereof, or used to produce the financial results set forth in the Company Financial Statements. The Owned Intellectual Property that is issued, registered or subject to an application for registration or issuance is subsisting and, to the knowledge of the Company, valid and enforceable.

(b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) result in the material loss of rights as to or materially impair or alter the rights of the Company or any of its Subsidiaries as to, or (ii) require the Company or any of its Subsidiaries to assign, transfer, grant rights in or to, disclose or deliver to a third Person (other than Parent or any Representatives of Parent), in each case of clauses (i) and (ii) above, any Owned Intellectual Property, or, solely with respect to clause (i) above, any Intellectual Property owned by third Persons and used in or held for use in the Business.

(c) Except as set forth in Section 3.19(c) of the Company Disclosure Letter, as of the date hereof, there are no infringement, misappropriation, opposition, interference or cancellation Actions pending or, to the knowledge of the Company, threatened, nor any cease and desist letter or notice of actual, potential or alleged infringement, misappropriation, opposition, interference or cancellation received or, to the knowledge of the Company, threatened, in any jurisdiction against the Company or any of its Subsidiaries that would reasonably be expected to, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, with respect to (i) any Owned Intellectual Property or (ii) any Intellectual Property owned by third Persons.

(d) Except as set forth in Section 3.19(d) of the Company Disclosure Letter, (i) to the knowledge of the Company as of the date hereof, no Person is improperly disclosing, infringing, misappropriating or violating, and since January 1, 2009, no Person has improperly disclosed, infringed, misappropriated or violated (A) any Owned Intellectual Property (excluding patents) that is material to the conduct of the Business, or (B) any patents or patent applications included in the Owned Intellectual Property for which the Company or any of its Subsidiaries has notified such Person of actual, potential or alleged infringement or violation, and (ii) except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and any of its Subsidiaries, taken as a whole, the conduct of the Business as currently conducted and, to the knowledge of the Company, as planned to be conducted in the one (1) year following the date hereof, does not infringe, misappropriate or violate, and, since January 1, 2009, has not infringed, misappropriated or violated, any Intellectual Property of any third Person.

(e) The Company and its Subsidiaries have taken commercially reasonable actions to maintain and protect (i) the Owned Intellectual Property (including making and maintaining any necessary filings, registrations, issuances and payments) and (ii) the secrecy and confidentiality of any confidential Trade Secrets used by the Company or any of its Subsidiaries in the Business.

(f) Except as set forth in Section 3.19(f) of the Company Disclosure Letter, all Persons (including current and former employees and independent contractors) who have created any portion of, or otherwise who would have any rights in or to, any Owned Intellectual Property that is material to the conduct of the Business (i) have entered into valid and enforceable written agreements that validly and irrevocably assign to the Company or any of its Subsidiaries all such Person’s rights therein and thereto so that the Company or its Subsidiaries own all such Owned Intellectual Property, or the Company or its Subsidiaries own all such Owned Intellectual Property pursuant to applicable Law, and (ii) have been paid by the Company or its Subsidiaries all amounts due and payable to such Persons pursuant to applicable Law with respect to such Owned Intellectual Property.

(g) Except as set forth in Section 3.19(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has disclosed or delivered to any escrow agent or any other Person (other than an employee or, in the ordinary course of business and for the provision of software development, support or maintenance services to the Company or any Subsidiary, an independent contractor of the Company or any of its Subsidiaries) any of the source code for any Software owned by the Company or any of its Subsidiaries that is material to the conduct of the Business, and no other Person has the right, contingent or otherwise, to obtain access to such source code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the release, delivery, license or disclosure of any of the source code for any Software owned by the Company or any of its Subsidiaries that is material to the conduct of the Business to any Person who is not as of the date of this Agreement a current employee or, in the ordinary course of business and for the provision of software development, support or maintenance services to the Company or any Subsidiary, an independent contractor of the Company or any of its Subsidiaries.

(h) Except as set forth in Section 3.19(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries distributes or licenses to any other Person any Software that is material to the conduct of the Business that is subject to, or contains or is derived from Software that is subject to, an open source, “copyleft” or similar license in a manner that would require any source code of such material Software to be disclosed, licensed for free, publicly distributed or dedicated to the public. To the knowledge of the Company, none of the IT Systems that are material to the conduct of the Business contains any Virus that interferes, or would reasonably be expected to interfere, with the ability of the Company or any of its Subsidiaries to conduct the Business. The Company and its Subsidiaries have backup and recovery arrangements and plans for Software, Trade Secrets (to the extent material to the conduct of the Business, either individually or in the aggregate) and IT Systems used by the Company or any of its Subsidiaries in the Business that are commercially reasonable for the Business as currently conducted.

(i) The Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws and contractual requirements pertaining to data protection or information privacy and security. Without limiting the foregoing, since January 1, 2009, the Company and its Subsidiaries have been in compliance in all material respects with their privacy policies and any other privacy policies by which any of them are bound.

Section 3.20 Transactions with Affiliates. Except for indemnification, compensation and employment arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, Section 3.20 of the Company Disclosure Letter sets forth a correct and complete list of the material Contracts that are in existence as of the date of this Agreement under which the Company has any existing or future liabilities between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (a) present officer or director of either the Company or any of its Subsidiaries, (b) record or beneficial owner of more than 5% of the Company’s capital stock as of the date hereof or (c) any Affiliate of any such officer, director or owner (other than the Company or any of its Subsidiaries) (each, an “Affiliate Transaction”). The Company has made available to Parent correct and complete copies of each Contract providing for each Affiliate Transaction.

Section 3.21 Customers and Suppliers; Products.

(a) Section 3.21(a) of the Company Disclosure Letter sets forth a list of the Company’s top twenty customers and top twenty suppliers for the fiscal year ended December 31, 2011. No such customer or supplier has canceled or otherwise terminated or materially reduced or materially and adversely modified its relationship with the Company, nor has any such customer or supplier expressed to the Company in writing or, to the knowledge of the Company, verbally its intention to do any of the foregoing.

(b) Since January 1, 2009, there have not been any defects or deficiencies in any products or services produced, sold or distributed by or on behalf of the Company or any of its Subsidiaries (“Products”) that would reasonably be expected to result in a material claim against the Company or any of its Subsidiaries. The Company has made available to Parent copies of all standard written warranties provided by the Company and its Subsidiaries with respect to their Products. There are currently no recalls of any Products pending and, to the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to impose upon the Company or any of its Subsidiaries a duty to effect a reflash of any Product or to recall any Product or to warn customers of a defect in any Product.

Section 3.22 Absence of Questionable Payments; Export and Import Matters.

(a) Since January 1, 2009, neither the Company nor its Subsidiaries nor, to the knowledge of the Company, any other Person (including the officers, directors and employees of the Company and its Subsidiaries) acting on behalf, or at the direction, of the Company or any of its Subsidiaries has (i) offered, promised, given, paid, or authorized the offer, promise, giving or payment of, anything of value, in violation of any applicable anti-bribery or anticorruption Law, to a Government Official or Person for the purpose of (x) corruptly influencing any act, decision or failure to act by a Government Official in his or her official capacity, (y) corruptly inducing a Government Official to do or omit to do any act in violation of his or her lawful duty or (z) corruptly inducing a Government Official to use his or her influence with a government or instrumentality to affect any act or decision of such government or instrumentality, in order to obtain, retain or direct business or otherwise secure an improper advantage, or (ii) taken any action that would cause the Company or any of its Subsidiaries to be in violation of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any other applicable anti-bribery or anticorruption Law (it being acknowledged that, for purposes of this Section 3.22, the FCPA shall be deemed to apply to the Company and its Subsidiaries in each of the jurisdictions in which they operate).

(b) Since January 1, 2009, the Company, its Subsidiaries and, to the knowledge of the Company, any other Person (including the officers, directors and employees of the Company and its Subsidiaries) acting on behalf, or at the direction, of the Company or any of its Subsidiaries, has been in compliance in all material respects with all applicable Laws related to the export or import of any Products, technology, technical data and services to any foreign jurisdiction against which the United States or United Nations maintains sanctions or export or import controls, or related to transactions with designated individuals and organizations, any applicable Laws relating to economic sanctions or embargoes, including the applicable regulations of the U.S. Department of Commerce, the U.S. Department of Treasury, including the Office of Foreign Assets Control (“OFAC”), or the U.S. Department of State, any applicable money laundering or anti-terrorism Law, or any enabling legislation, executive orders, rules and regulations relating thereto, or any applicable Laws related to compliance with unsanctioned foreign boycotts (collectively, “Trade Laws”). Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any employee of the Company or any of its Subsidiaries is a Person that is a target of U.S. or applicable international economic and trade sanctions or is described or designated in the Specially Designated Nationals and Blocked Persons List of OFAC.

(c) Neither the Company nor any of its Subsidiaries has been notified in writing that any employee of the Company or any of its Subsidiaries is, or has been at any time, the subject of any bribery, improper contribution or anti-kickback investigation by any Governmental Entity.

(d) The Company and its Subsidiaries have obtained all material: export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Entity required for the export or import of their products and services to or from foreign jurisdictions (collectively, “Trade Approvals”).

(e) All Trade Approvals are valid and in full force and effect, and no suspension or cancellation of any Trade Approvals, in whole or in part, is pending or, to the knowledge of the Company, threatened. The Company and its Subsidiaries are in compliance in all material respects with the terms of all Trade Approvals.

(f) There are no pending or, to the knowledge of the Company, threatened material claims against the Company or any of its Subsidiaries with respect to any Trade Approvals.

(g) To the knowledge of the Company, no investigation, inquiry or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or threatened with respect to any potential violation of the Company or its Subsidiaries arising under or relating to any Trade Laws.

Section 3.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Information Statement or the Proxy Statement, as applicable, will, at the date it (and any amendment or supplement thereto) is first mailed or otherwise furnished to the stockholders of the Company and (in the case of the Proxy Statement) at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Sub. The Information Statement or the Proxy Statement, as the case may be, supplied by the Company will comply as to form in all material respects with the requirements of the Exchange Act and the DGCL.

Section 3.24 Brokers. Other than Moelis & Company LLC, whose fees and expenses will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates.

Section 3.25 Opinion of Financial Advisor. The Special Committee has received the opinion of Moelis & Company LLC, dated May 31, 2012, addressed to the Special Committee and the Board of Directors of the Company, to the effect that, as of such date, the Merger Consideration to be received by holders of the Company Common Stock (other than (a) Apollo Global Management, LLC including its officers and affiliates who are holders of Company Common Stock and (b) holders of Earnout Shares (with respect to such Earnout Shares), in each case, with respect to which no view or opinion has been expressed) pursuant to the terms and subject to the conditions set forth in this Agreement is fair, from a financial point of view to such holders. A copy of such opinion shall be delivered to Parent solely for informational purposes as promptly as practicable following the execution of this Agreement. Such opinion has not been withdrawn or revoked or otherwise modified in any material respect prior to the execution and delivery of this Agreement.

Section 3.26 Section 203 of the DGCL. Assuming the accuracy of the representation and warranty made in Section 4.8, the Board of Directors of the Company has taken all action necessary such that the restrictions on business combinations set forth in Section 203 of the DGCL (and any similar “anti-takeover” statute applicable to the Company) will not be applicable to Parent, Sub or any other subsidiary of Parent in connection with this Agreement or the transactions contemplated hereby, including the Merger, without any further action on the part of the Company’s stockholders or the Board of Directors of the Company.

Section 3.27 No Additional Representations. The Company acknowledges that neither Parent, Sub, their respective officers, directors or stockholders, nor any other Person has made any representation or warranty, express or implied, of any kind, including any representation or warranty as to the accuracy or completeness of any information regarding Parent and Sub furnished or made available to the Company and any of its Representatives, in each case except as expressly set forth in Article IV (as modified by the Parent Disclosure Letter).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except as set forth in (i) the forms, reports, schedules, statements and other documents filed or furnished with the SEC subsequent to December 31, 2011 and prior to the date hereof under the Exchange Act or the Securities Act (such documents and any other documents filed by Parent with the SEC, together with all amendments thereto and including all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Parent SEC Documents”) (and then (x) only to the extent reasonably apparent that any event, item or occurrence disclosed in such Parent SEC Documents is an event, item or occurrence that relates to a matter covered by any representation or warranty set forth in this Article IV and (y) other than any forward-looking disclosure set forth in any risk factor contained in such Parent SEC Documents and any other disclosure included therein to the extent it is predictive or forward-looking in nature) or (ii) the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) it being understood and agreed that disclosure of any event, item or occurrence set forth in the Parent Disclosure Letter shall apply to, qualify or modify the Section or subsection to which it corresponds and each of the other Sections of this Agreement to the extent the relevance of such disclosure to such other Section or subsection is reasonably apparent from the text and nature of such disclosure), Parent and Sub represent and warrant to the Company, jointly and severally, as set forth in this Article IV.

Section 4.1 Organization. Parent is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Sub is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Sub has all requisite corporate or other power and authority to own, lease, license and operate its assets, rights and properties and to carry on its business as it is now being conducted. Each of Parent and Sub is duly licensed and qualified to do business and is in good standing (or equivalent status) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified, licensed or in good standing (or equivalent status) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor Sub is, and has not been, in material violation of its Organizational Documents.

Section 4.2 Authority. Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and to perform all of its obligations hereunder. Except as contemplated by Section 4.12 with respect to Sub, the execution, delivery and performance by Parent and Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the respective Boards of Directors of Parent and Sub, and no further corporate proceedings on the part of Parent and Sub are necessary to authorize the execution and delivery by Parent and Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby.

Section 4.3 Binding Obligation. This Agreement has been duly executed and delivered by Parent and Sub and, assuming the valid execution and delivery by the other party hereto, constitutes the legal, valid and binding obligation of Parent and Sub, enforceable against Parent and Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity (regardless of whether enforcement is sought in equity or at Law).

Section 4.4 Non-Contravention. The execution and delivery by Parent and Sub of this Agreement, the performance by them of their covenants and obligations hereunder and the consummation by them of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the Organizational Documents of Parent or Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any material Contract to which Parent or Sub is bound, or (c) assuming the Consents referred to in Section 4.5 are obtained or made, violate or conflict with in any material respect any Law or Order applicable to Parent or Sub or by which any of their properties, rights or assets are bound, except, in the case of each of clauses (b) and (c) above, for such violations, conflicts, defaults, terminations or accelerations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5 Governmental Approvals. No Consent of any Governmental Entity is required on the part of Parent, Sub or any of their Subsidiaries in connection with the execution and delivery by Parent and Sub of this Agreement, the performance by Parent and Sub of their respective covenants and obligations hereunder and the consummation by Parent and Sub of the transactions contemplated hereby, except (a) the filing of the Certificate of Merger with the Delaware Secretary of State and such filings with Governmental Entities to satisfy the applicable laws of states in which the Company and its Subsidiaries are qualified to do business, (b) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, (c) Consents required under, and compliance with any other applicable requirements of the HSR Act and any applicable foreign Antitrust Laws, and (d) such Consents (other than Consents under any applicable foreign Antitrust Laws) the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Litigation. As of the date hereof, there are no Actions pending or, to the knowledge of Parent, threatened against or affecting Parent or Sub that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Sub of the transactions contemplated hereby or the performance by Parent and Sub of their respective covenants and obligations hereunder. Neither Parent nor Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Sub of the transactions contemplated hereby or the performance by Parent and Sub of their respective covenants and obligations hereunder.

Section 4.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub for inclusion or incorporation by reference in the Information Statement or the Proxy Statement, as applicable, will, at the date it (and any amendment or supplement thereto) is first mailed or otherwise furnished to the stockholders of the Company and (in the case of the Proxy Statement) at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 4.8 Ownership of Company Capital Stock. None of Parent, Sub or any of their respective Affiliates or associates is, nor at any time during the last three (3) years has any of them been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. None of Parent, Sub or any of their respective Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or is the record holder of, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company, except for any such shares that may be owned by any employee benefit or other plan administered by or on behalf of Parent or any of its Subsidiaries, to the extent the determination to acquire such shares was not directed by Parent or Sub.

Section 4.9 Sufficient Funds. Parent has or will have at the Closing sufficient cash available, directly or through one or more of its Affiliates, to pay all amounts to be paid by Parent in connection with this Agreement and the transactions contemplated hereby, including the aggregate Merger Consideration and Warrant Consideration and Parent’s costs and expenses, on the terms and conditions set forth in this Agreement.

Section 4.10 Ownership and Operations of Sub. Parent owns beneficially and of record all of the outstanding capital stock of Sub. Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.11 Brokers. Other than UBS Investment Bank, the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates.

Section 4.12 Vote; Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger. The vote or written consent of the sole stockholder of Sub (which shall have occurred within 24 hours after the execution hereof) is the only vote or consent of the holders of any class or series of capital stock of Sub necessary to adopt this Agreement or to approve the transactions contemplated hereby, including the Merger.

Section 4.13 No Additional Representations. Each of Parent and Sub acknowledges that neither the Company, its officers, directors or stockholders, nor any other Person has made any representation or warranty, express or implied, of any kind, including any representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and any of its Representatives, in each case except as expressly set forth in Article III (as modified by the Company Disclosure Letter).

ARTICLE V

COVENANTS RELATING TO THE BUSINESS

Section 5.1 Conduct of Business. Except (x) as expressly permitted, contemplated or required by this Agreement or required by applicable Law, (y) as set forth in Section 5.1 of the Company Disclosure Letter or (z) with the consent in advance in writing by Parent (such consent not to be unreasonably withheld or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Closing Date:

(a) the Company shall (and shall cause each of its Subsidiaries to) use its commercially reasonable efforts to:

(i) carry on the Business as currently conducted in all material respects in the ordinary course of business consistent with past practice; and

(ii) (A) preserve (1) in all material respects its business organizations, (2) its material rights and franchises and (3) its commercially favorable relationships with material customers, suppliers, lessors, lessees, licensors, licensees and other third parties having significant business relationships with it, (B) keep available the services of its present officers and key employees and (C) maintain, in all material respects, all of its operating assets in their current condition (normal wear and tear excepted); and

(b) the Company shall not, and shall not cause or permit any of its Subsidiaries to, do any of the following:

(i) amend its Organizational Documents or create any new Subsidiaries;

(ii) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of warrants, options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company’s capital stock or other equity-based awards with respect to shares of Company Common Stock under the Company Stock Plans or otherwise), or grant any Person any right to acquire, any shares of its capital stock or other Equity Securities; provided that the Company may issue shares of Company Common Stock upon the exercise of Company Options or Company Warrants that are outstanding as of the date hereof, in each case in accordance with their respective terms;

(iii) acquire or redeem, directly or indirectly, or amend in any material respect the terms of, any of its Equity Securities;

(iv) make any distribution or declare, pay or set aside any dividend (whether in cash, stock or other form) with respect to, or split, combine or reclassify, any shares of its capital stock or other Equity Securities, in each case other than intercompany distributions and dividends made in cash or cash equivalents by any wholly owned Subsidiary of the Company to its parent entity;

(v) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of Company Common Stock or the capital stock of any Subsidiary of the Company;

(vi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(vii) forgive any loans to any of its employees, officers, directors or Affiliates (other than the Company’s wholly owned Subsidiaries);

(viii) redeem, repurchase, prepay, defease, cancel, incur, create, assume or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money or assume, guarantee or endorse, or otherwise become responsible for, any such indebtedness of another Person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries or enter into any arrangement having the economic effect of any of the foregoing, except in each case, for transactions among the Company, on the one hand, and its wholly owned Subsidiaries, on the other hand, or among the Company’s wholly owned Subsidiaries;

(ix) sell, pledge, dispose of, transfer, lease, license, or otherwise encumber or subject to any Lien (other than a Permitted Lien), any material properties, rights or assets, except sales, pledges, dispositions, transfers, leases, licenses, encumbrances or Liens (A) in the ordinary course of business consistent with past practice, (B) required to be effected prior to the Effective Time pursuant to Contracts in force on the date of this Agreement, (C) dispositions of inventory, rights or assets in the ordinary course of business consistent with past practice or which are obsolete or worthless or (D) sales, transfers, leases or licenses among the Company and its wholly owned Subsidiaries;

(x) make any capital expenditures in excess of $500,000 individually or $2,500,000 in the aggregate;

(xi) directly or indirectly acquire (A) by merging, consolidating with, purchasing a material portion of the assets of, by making an investment in or capital contribution to, or by any other manner, any Person or division, business or equity interest of any Person or (B) any material assets, rights, or properties except (1) for capital expenditures (which shall be governed by clause (x) above), (2) for purchases of inventory, raw materials, supplies or services, or acquisitions (other than any acquisition described in subsection (A) of this Section 5.1(b)(xi) or pursuant to any Contract described in Section 5.1(b)(xii)) or licensing (other than pursuant to any Contract described in Section 5.1(b)(xii)) of rights in or to Intellectual Property, in the ordinary course of business consistent with past practice, and (3) pursuant to Contracts in effect as of the date of this Agreement;

(xii) (A) enter into any Contract that would be deemed a Company Material Contract if in effect as of the date hereof or (B) other than in the ordinary course of business consistent with past practice, amend or modify in any material respect or terminate any Company Material Contract, or waive, release, grant, assign or transfer any of its material rights or claims thereunder;

(xiii) alter in any material respect, or enter into any commitment to alter in any material respect, any interest material to the Company and its Subsidiaries, taken as a whole, in any corporation, association, joint venture, partnership or business entity in which the Company directly or indirectly holds any equity or ownership interest on the date hereof (other than any interest arising from any foreclosure, settlement in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with past practice);

(xiv) make any material change in any of the accounting principles or practices used by it, except to the extent required by applicable Law or GAAP or as recommended by the independent auditors of the Company;

(xv) make, change or revoke any material Tax election, amend in any material respect any Company Tax Return, change any material Tax accounting method, settle or compromise any material Tax liability, surrender any claim for a material refund of Taxes or consent to the extension or waiver of the limitations period applicable to a material Tax claim or assessment;

(xvi) change or modify in any material respect any pricing, investment, risk management, cash management or similar policy (including with respect to hedging), except for changes to service or product prices in accordance with past practice;

(xvii) (A) increase in any manner the compensation of any of its directors, officers, employees or consultants, other than (1) as required pursuant to applicable Law or the terms of any Employee Benefit Plan, or (2) promotional increases in salaries, wages, bonuses and benefits of employees (other than directors and executive officers) made in the ordinary course of business and in amounts and in a manner consistent with past practice, so long as such increases, in the aggregate, do not exceed 1% of the payroll in any calendar year; (B) enter into, establish, amend or terminate any Employee Benefit Plan (or any plan, program or arrangement that would be an Employee Benefit Plan if in effect as of the date hereof), other than as required pursuant to applicable Law; (C) grant or provide any severance or termination payments or benefits to any director, employee or consultant of the Company or any of its Subsidiaries, other than as required by the terms of any Employee Benefit Plan as in effect on the date of this Agreement; (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, compensation or benefits under any Employee Benefit Plan to the extent not required by the terms of this Agreement or such Employee Benefit Plan as in effect on the date of this Agreement or (E) enter into any collective bargaining agreement; provided, however, that nothing in this Section 5.1(xvii) shall prevent the Company or its Subsidiaries from hiring new employees as non-officers or non-directors of the Company in the ordinary course of business consistent with past practice so long as the amount of salaries, wages, bonuses and benefits provided to such new employees shall be in the ordinary course of business consistent with past practice;

(xviii) (A) waive, release, assign, pay, discharge, settle or compromise any pending or threatened Action or any cease and desist letter or notice of actual, potential or alleged infringement, misappropriation, opposition, interference or cancellation with respect to any Intellectual Property, in each case other than (x) in the ordinary course of business consistent with past practice and (y) solely for (1) money damages not in excess of $250,000 individually or $500,000 in the aggregate and/or (2) the agreement of the Company or any of its Subsidiaries to restrict its right (or grant other Persons a right) to use or practice rights under Intellectual Property, which restriction or grant is not material to the Business, or (B) waive, settle, or release any material rights or claims of it against third parties (including any material claims or rights relating to Owned Intellectual Property or any Intellectual Property owned by third Persons and used in or held for use in the Business);

(xix) permit any insurance policy naming the Company or any of its Subsidiaries as a beneficiary or a loss payable payee to lapse, be canceled or expire unless a new policy with substantially identical coverage is in effect as of the date of lapse, cancellation or expiration;

(xx) take any action that is intended or would reasonably be expected to result in (A) any of the Company’s representations or warranties set forth in this Agreement being or becoming untrue in any respect at any time prior to the Effective Time in any manner that would be reasonably be expected to cause any condition set forth in Section 7.1 or Section 7.2 to not be satisfied or (B) a material violation of any provision of this Agreement; or

(xxi) authorize, commit or agree to take any of the foregoing actions.

(c) Other than the right to consent or withhold consent with respect to the foregoing matters (such consent not to be unreasonably withheld or delayed), nothing contained in this Agreement shall give to Parent, directly or indirectly, any right to control or direct the operation of the Company or the Business prior to the Closing. Subject to the foregoing sentence and consistent with the terms of this Agreement, prior to the Closing, the Company shall exercise complete control and supervision of the operation of the Company or the Business.

Section 5.2 Takeover Proposals.

(a) Subject to Section 5.2(b), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective Representatives to, directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, a Takeover Proposal, (ii) furnish to any Person (other than Parent, Sub or any designees of Parent or Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Sub or any designees of Parent or Sub) access to the business or to the properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case that would reasonably be expected to result in the making, submission or announcement of, or for the purpose of knowingly encouraging, facilitating or assisting, (A) a Takeover Proposal, or (B) any inquiries that would reasonably be expected to lead to a Takeover Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to a Takeover Proposal, (iv) approve, endorse or recommend a Takeover Proposal, (v) enter into any letter of intent, memorandum of understanding or other Contract of any kind providing for, contemplating, intended to facilitate or otherwise relating to, a Takeover Proposal, or (vi) authorize, commit or agree to do any of the foregoing. Upon execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing activities, discussions or negotiations with any Person (other than Parent, Sub or any permitted successor or assign) conducted heretofore with respect to any Takeover Proposal.

(b) Notwithstanding anything to the contrary set forth in this Agreement, if at any time prior to, (x) in the event the Stockholder Written Consent is delivered to the Company in accordance with Section 6.1(a), 11:59 p.m. New York City time on the date that is thirty (30) calendar days after the date hereof, or (y) in the event the Stockholder Written Consent is not delivered to the Company in accordance with Section 6.1(a) and this Agreement is not terminated by Parent in accordance with Section 8.1(g), the date on which the Company Stockholder Approval is obtained at the Company Stockholders’ Meeting (the “Stockholder Approval Date”), (i) the Company receives a bona fide, written and unsolicited Takeover Proposal from any Person and (ii) the Board of Directors of the Company determines in good faith (after consultation with its financial advisor, including at least one financial advisor who is not, and whose Affiliates are not, proposing to provide debt or equity financing in connection with such Takeover Proposal (a “Qualified Financial Advisor”), and outside legal counsel), that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, the Company may (A) furnish non-public information with respect to the Company and its Subsidiaries, or provide access to the Business or to the properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, to the Person making such Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement on terms that are no less favorable to the Company than those contained in the Confidentiality Agreement (such a confidentiality agreement, an “Acceptable Confidentiality Agreement”), and (B) participate or engage in discussions or negotiations with the Person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal; provided, that, in the case of any action taken pursuant to the preceding clauses (A) or (B), (1) the Company gives Parent prompt (and in any event within 24 hours following receipt) written notice of the identity of such Person and a summary of the material terms and conditions of such Takeover Proposal (including a copy thereof if in writing) and of the Company’s participation or engagement in discussions or negotiations with, or furnishing of non-public information to, such Person, and (2) substantially contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent, to the extent such information has not been previously furnished by the Company to Parent. The Company shall provide Parent with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph within 24 hours of the execution thereof. The Company shall not terminate, waive, amend, release or modify any material provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Takeover Proposal, and shall enforce the material provisions of any such agreement and shall provide Parent with copies of any additional written documentation delivered to the

Company or any of its Subsidiaries or its or their respective Representatives in connection therewith. For the avoidance of doubt, in the event that a third party contacts the Company or a Representative of the Company or its Affiliates orally or in writing regarding a potential Takeover Proposal, the Company shall not be in breach of this Agreement in any respect to the extent the Company or such Representative responds to such third party that it is bound by the terms of this Agreement and is unable to discuss or respond to such matters without first complying with the procedures set forth herein with respect to any such discussions; provided, that the Company complies with the notification obligations to Parent set forth herein in connection with such inquiry by such third party.

(c) Without limiting the generality of the foregoing, Parent, Sub and the Company acknowledge and hereby agree that any material violation of the restrictions set forth in this Section 5.2 by any Representative of the Company or any of its Subsidiaries (in the case of any such Representative who is an investment banker, financial advisor, attorney, accountant or other advisor, to the extent that such Representative is or has been engaged by the Company in connection with the transactions contemplated hereby) shall be deemed to be a breach of this Section 5.2 by the Company.

(d) In addition to the obligations of the Company set forth in paragraphs (a), (b) and (c) of this Section 5.2, the Company shall promptly (and in any event within 24 hours following receipt) notify Parent orally and in writing if the Company or any of its Subsidiaries, or any of its or their respective Representatives, receives (i) any Takeover Proposal, (ii) any request for information that would reasonably be expected to lead to a Takeover Proposal or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Takeover Proposal, such notice to include a summary of the material terms and conditions of such Takeover Proposal, request or inquiry (including a copy, if made in writing), and the identity of the Person making any such Takeover Proposal, request or inquiry. The Company shall keep Parent reasonably informed on a current basis of the status and terms of any such Takeover Proposal, request or inquiry, any material modifications to the terms thereof and any other material developments related thereto.

(e) For purposes of this Agreement:

“Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) to engage in any (i) direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or to which 20% or more of the revenues of the Company and its Subsidiaries on a consolidated basis are attributable, (ii) purchase, transfer, conveyance, assignment, delivery, or exclusive license by the Company or any of its Subsidiaries, in one transaction or a series of related transactions, of all or substantially all of the Owned Intellectual Property, (iii) acquisition of 20% or more of the outstanding Company Common Stock, (iv) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock or any other class of Equity Securities of the Company or (v) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company that constitute 20%

or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or that contribute 20% or more of the revenues of the Company and its Subsidiaries on a consolidated basis), in each case, other than the transactions contemplated by this Agreement.

“Superior Proposal” means a bona fide, written Takeover Proposal made by a third party, not obtained as a result of any material breach of this Section 5.2, to (A) acquire and/or cancel, directly or indirectly, all of the outstanding Equity Securities or (B) acquire substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, in the case of each of clauses (A) and (B) (as applicable), if (i) the Board of Directors of the Company determines in good faith (after consultation with its financial advisors, including at least one Qualified Financial Advisor, and outside legal counsel) that such Takeover Proposal, if consummated, would be more favorable to the stockholders of the Company from a financial point of view than the Merger and the other transactions contemplated by this Agreement, (ii) such Takeover Proposal is reasonably likely to be consummated on the terms so proposed, taking into account all relevant financial, regulatory, legal and other aspects of such proposal, including any conditions to closing, and (iii) financing for such Takeover Proposal, to the extent required, is then fully committed or, in the good-faith judgment of the Board of Directors of the Company (after consultation with its financial advisors, including at least one Qualified Financial Advisor, and legal counsel), is reasonably likely to be timely consummated.

(f) Notwithstanding anything to the contrary in this Agreement, it is understood that, in taking any action pursuant to Section 5.2, Section 5.3 or Section 8.1(e) (in each case, upon the terms and subject to the conditions set forth therein), the Special Committee may consider any such action and may make a recommendation to the Board of Directors of the Company, which may act upon such recommendation.

Section 5.3 Company Board Recommendation.

(a) Subject to Section 5.3(b), Section 5.3(c) and Section 5.3(f), neither the Board of Directors of the Company nor any committee thereof shall (i) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation, (ii) adopt, approve, recommend, endorse or otherwise declare advisable, or publicly propose to adopt, approve, recommend, endorse or otherwise declare advisable, the adoption of any Takeover Proposal (it being understood that a “stop-look-and-listen” communication made in compliance with Rule 14d-9(f) promulgated under the Exchange Act with respect to any Takeover Proposal that is a tender offer or exchange offer shall not be considered a breach of this clause (ii)) or (iii) authorize, commit or agree to take any such actions (each such foregoing action or failure to act in clauses (i) through (iii) being referred to herein as an “Company Adverse Recommendation Change”).

(b) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the date on which the Stockholder Written Consent is executed and delivered to Parent in accordance with Section 6.1(a) (the “Written Consent Date”) or the Stockholder Approval Date, as applicable, the Board of Directors of the Company may, subject to compliance with Section 5.3(c), effect a Company Adverse Recommendation Change:

(i) if the Board of Directors of the Company (A) receives a Takeover Proposal that it determines to be a Superior Proposal, (B) concludes in good faith (after consultation with its financial advisors, including at least one Qualified Financial Advisor, and outside legal counsel) that the failure to effect a Company Adverse Recommendation Change would reasonably be expected to constitute a breach of the fiduciary duties of the directors of the Company to the Company’s stockholders under applicable Law and (C) approves or recommends such Superior Proposal; or

(ii) in response to a fact, event, change, development or set of circumstances that affects the business, assets or operations of the Company that is unknown to the Board of Directors of the Company at and prior to the execution of this Agreement (such fact, event, change, development or set of circumstances, an “Intervening Event,” it being understood that in no event shall the receipt, existence or terms of a Takeover Proposal constitute an Intervening Event), if the Board of Directors of the Company has concluded in good faith (to the extent applicable, after consultation with its financial advisors, including at least one Qualified Financial Advisor, and outside legal counsel) that, in light of such Intervening Event, the failure of the Board of Directors to effect a Company Adverse Recommendation Change would reasonably be expected to constitute a breach of the fiduciary duties of the directors of the Company to the Company’s stockholders under applicable Law.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the Board of Directors of the Company and any committee thereof shall not be entitled to effect any Company Adverse Recommendation Change pursuant to Section 5.3(b) unless, prior to making such Company Adverse Recommendation Change: (i) the Company shall have notified Parent in writing that it intends to effect a Company Adverse Recommendation Change (a “Recommendation Change Notice”), which Recommendation Change Notice shall describe in reasonable detail the reasons for such intended Company Adverse Recommendation Change and (A) in the case of a Company Adverse Recommendation Change pursuant to Section 5.3(b)(i) in connection with a Superior Proposal, shall include a summary of the material terms and conditions of such Superior Proposal and a copy of the substantially final form of any related agreements, or (B) in the case of a Company Adverse Recommendation Change pursuant to Section 5.3(b)(ii) in connection with an Intervening Event, shall specify in reasonable detail the facts underlying the determination of the Board of Directors of the Company that an Intervening Event has occurred, and (ii) following delivery by the Company to Parent of such Recommendation Change Notice, (A) (1) if requested by Parent, the Company shall have made its Representatives available to discuss and negotiate in good faith with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement intended by Parent to cause such Superior Proposal to no longer constitute a Superior Proposal or to eliminate the need for the Board of Directors of the Company to effect a Company Adverse Recommendation Change as a result of such Intervening Event, as applicable, during the period of three (3) Business Days immediately following delivery by the Company to Parent of such Recommendation Change Notice (the “Recommendation Change Notice Period”); provided, that, if Parent shall have delivered to the Company during such Recommendation Change Notice Period a written proposal capable of being accepted by the Company to alter the terms or conditions of this Agreement (the “Parent Proposal”), the Board of Directors of the Company shall be entitled to analyze and review such Parent Proposal for one (1) Business Day immediately following receipt of such proposal (the “Analysis Period”); and provided, further, that, in the event that, (x) after delivery of a Recommendation Change Notice in connection with a Superior Proposal, there has been a material change or revision to the terms of such Superior Proposal or (y) after delivery of a Recommendation Change Notice in connection with an Intervening Event, there has been a material change in the facts, events or circumstances relating to such Intervening Event, in the case of each of the clauses (x) and (y), (i) the Company shall notify Parent of such material change or revision within 24 hours following such change or revision, and (ii) in connection with such material change or revision the then current Recommendation Change Notice Period shall be extended such that at least two (2) Business Days remains in such Recommendation Change Notice Period subsequent to the time the Company so notifies Parent of any such material change or revision, and (2) the Board of Directors of the Company shall have determined in good faith (after consultation with its financial advisors, including at least one Qualified Financial Advisor, and outside legal counsel), after considering the terms of such Parent Proposal, that (x) such third-party Superior Proposal would continue to constitute a Superior Proposal if the modifications proposed by Parent were given effect or (y) that a Company Adverse Recommendation Change would continue to be required as a result of such Intervening Event, as applicable, or (B) Parent shall have notified the Company that it has elected not to negotiate with the Company with respect to any modifications to the terms and conditions of this Agreement and/or not to deliver to the Company a Parent Proposal. The Company shall keep confidential any proposals made by Parent to revise the terms of this Agreement pursuant to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary herein, the Company shall not be entitled to enter into any Contract (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal unless this Agreement has been or is concurrently terminated by its terms pursuant to Section 8.1 and, if required pursuant to Section 8.3, the Company has paid, or substantially concurrently pays, to Parent the Company Termination Fee.

(d) Unless this Agreement is terminated in accordance with its terms, (i) the obligations of the Company pursuant to Section 6.1(b) to call, give notice of, convene and hold the Company Stockholders’ Meeting and to hold a vote of the Company’s stockholders on the adoption of this Agreement at the Company Stockholders’ Meeting, to the extent the Stockholder Written Consent is not delivered in accordance with Section 6.1(a), shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Takeover Proposal (whether or not a Superior Proposal), or by a Company Adverse Recommendation Change, and (ii) in any case in which the Company makes a Company Adverse Recommendation Change pursuant to this Section 5.3, the Company shall nevertheless submit this Agreement to a vote of its stockholders; provided, that the Company shall not be obligated to recommend to its stockholders the adoption of this Agreement at the Company Stockholders’ Meeting or to include such a recommendation in the Proxy Statement if the Board of Directors of the Company makes a Company Adverse Recommendation Change pursuant to, and in accordance with the terms and conditions of, this Section 5.3.

(e) The Company shall not take any action to exempt any Person from the restrictions on business combinations contained in Section 203 of the DGCL (or any similar provisions) or otherwise cause such restrictions not to apply, in each case, unless such actions are taken simultaneously with a termination of this Agreement in accordance with its terms.

(f) Nothing contained in this Agreement shall prohibit the Company (i) from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, or (ii) making any disclosure to the Company’s stockholders that the Board of Directors of the Company determines to make in good faith (after consultation with its outside legal counsel) in order to fulfill its fiduciary duties or satisfy applicable state or federal securities Laws; provided, however, that any disclosure of a position contemplated by Rule 14e-2(a) of the Exchange Act other than a rejection of any applicable Takeover Proposal, a reaffirmation of the Company Board Recommendation or a “stop-look-and-listen” communication made in compliance with Rule 14d-9(f) promulgated under the Exchange Act shall be deemed to be a Company Adverse Recommendation Change and may be made only in compliance with this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Stockholder Written Consent; Preparation of the Information Statement or Proxy Statement; Stockholders’ Meeting.

(a) Immediately after the execution of this Agreement and in lieu of calling a meeting of the Company’s stockholders, the Company shall submit the form of Stockholder Written Consent attached hereto as Exhibit B (the “Stockholder Written Consent”) to the Company’s stockholders holding in the aggregate at least a majority of the outstanding shares of Company Common Stock. As soon as reasonably practicable after the Stockholder Written Consent has been duly executed by the Company’s stockholders holding in the aggregate at least a majority of the outstanding shares of Company Common Stock (including the Earnout Shares) and is delivered to the Company in accordance with Section 228 of the DGCL, the Company shall deliver to Parent a copy (including by facsimile or other electronic image scan transmission) of the Stockholder Written Consent pursuant to Section 9.2 hereof. In the event that the Stockholder Written Consent is executed and delivered to the Company pursuant to this Section 6.1(a), the Company shall, as promptly as practical thereafter, file with the SEC an information statement in preliminary form of the type contemplated by Rule 14c-2 promulgated under the Exchange Act, prepared by the Company with the assistance and approval (not to be unreasonably withheld, delayed or conditioned) of Parent and related to this Agreement and the transactions contemplated hereby (as amended or supplemented from time to time, the “Information Statement”). In connection with the Stockholder Written Consent, the Company shall take all actions necessary to comply, and shall comply in all material respects, with the DGCL, including Section 228 and Section 262 thereof, the Certificate of Incorporation and the By-Laws of the Company and the Exchange Act, including Regulation 14C and Schedule 14C promulgated thereunder, as applicable.

(b) If the Stockholder Written Consent is not executed by the Company’s stockholders holding in the aggregate at least a majority of the outstanding shares of Company Common Stock, and a copy (including by facsimile or other electronic image scan transmission) thereof is not delivered by the Company to Parent pursuant to Section 6.1(a), in each case within 24 hours after the execution and delivery of this Agreement by the parties hereto (a “Written

Consent Failure”), Parent shall have the right to terminate this Agreement as set forth in Section 8.1(g). In the event that Parent does not terminate this Agreement pursuant to Section 8.1(g), the Company shall, as promptly as practicable after the expiration of the Written Consent Failure Termination Period and with the assistance and approval (not to be unreasonably withheld, delayed or conditioned) of Parent, prepare and file with the SEC a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) related to this Agreement and the transactions contemplated hereby, to be sent to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held for the purpose of obtaining the Company Stockholder Approval, shall take all lawful action to call, give notice of, convene and hold the Company Stockholders’ Meeting on a date as soon as reasonably practicable following the mailing of the definitive Proxy Statement for the purpose of obtaining the Company Stockholder Approval and, subject to any Company Adverse Recommendation Change effected by the Board of Directors of the Company pursuant to Section 5.3(b) and in accordance with Section 5.3(c), shall take all lawful action to solicit the adoption of this Agreement by the Company’s stockholders in accordance with the DGCL. Unless the Board of Directors of the Company has effected a Company Adverse Recommendation Change pursuant to Section 5.3(b) and in accordance with Section 5.3(c), the Company Board Recommendation shall be included in the Proxy Statement.

(c) Each of Parent and the Company shall use its reasonable best efforts to have the Information Statement or the Proxy Statement, as the case may be, cleared by the SEC as promptly as practicable after such filing (including by responding to comments of the SEC). Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Information Statement or the Proxy Statement, as the case may be. As promptly as practicable after the Information Statement or the Proxy Statement, as the case may be, shall have been cleared by the SEC (or, in the case of the Information Statement, after ten (10) calendar days have passed since the filing of the preliminary Information Statement with the SEC without notice from the SEC of its intent to review the Information Statement or such other date as required by applicable Law), the Company shall cause the Information Statement or the Proxy Statement, as the case may be, to be mailed to its stockholders and to be filed in definitive form with the SEC as required. No filing of, or amendment or supplement to, the Information Statement or the Proxy Statement, as the case may be, shall be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. If, at any time prior to the Effective Time, any information relating to the Company, Parent or any of their respective Affiliates, directors or officers is discovered by the Company or Parent which information is required to be set forth in an amendment or supplement to the Information Statement or the Proxy Statement, as the case may be, so that the Information Statement or the Proxy Statement, as the case may be, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The Company shall notify Parent promptly of the time when the Information Statement or the Proxy Statement, as the case may be, shall have been cleared by the SEC or of the receipt of any comments or other communications, whether written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Information Statement or the Proxy Statement, as the case may be, or for additional information, and shall provide Parent and its counsel with a reasonable opportunity to participate in the Company’s response to such comments and other communications, to provide comments on such response (to which comments reasonable and good faith consideration shall be given by the Company and its counsel), and to participate in any discussions or meetings with the SEC relating to the Information Statement or the Proxy Statement, as the case may be, or any other matters that are the subject of this Agreement. The parties shall supply each other with copies of all correspondence between any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Information Statement or the Proxy Statement, as the case may be, or this Agreement or the transactions contemplated hereby.

Section 6.2 Access to Information; Confidentiality.

(a) Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s and its Subsidiaries’ officers, employees and other authorized Representatives reasonable access, during normal business hours from the date of this Agreement through to the Effective Time or the termination of this Agreement, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent such information concerning the Business and the properties and personnel of the Company and its Subsidiaries as Parent may from time to time reasonably request; provided, however, that the foregoing shall not require the Company to (A) provide access to any information or documents that, in the reasonable judgment of the Company, would (i) constitute a waiver of the attorney-client privilege held by the Company, or (ii) violate any applicable Laws; provided, further, however, that the Company will use its reasonable best efforts to obtain any required consents for the disclosure of such information or documents and take such other action (such as entering into a joint defense agreement or other arrangement to avoid loss of the attorney-client privilege) with respect to such information or documents as is necessary to permit disclosure to Parent and Parent’s Representatives or (B) provide access to any minutes and resolutions of the Company’s Board of Directors (or any authorized committee thereof) adopted after the date hereof, to the extent relating to the evaluation of the transactions contemplated hereby or any alternative transactions, including any Takeover Proposal. The Company shall not be obligated to grant any access or furnish any information if it would unreasonably and materially interfere with the conduct of the Company’s business.

(b) Each party shall, and shall cause its Representatives to, hold all information received from the other party, directly or indirectly, in confidence in accordance with, and shall otherwise abide by and be subject to, the terms and conditions of the Confidentiality Agreement, dated as of May 13, 2011, between an Affiliate of Parent and the Company (the “Confidentiality Agreement”). The Confidentiality Agreement shall survive any termination of this Agreement.

Section 6.3 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, Parent and the Company shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to (i) consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable and to obtain or make as promptly as practicable, and in any event prior to the Outside Date, all Consents that are or may become necessary, proper or advisable to be obtained or made respectively by them to consummate the Merger and the other transactions contemplated by this Agreement, (ii) take all actions as may be requested by any Governmental Entity to obtain such Consents and (iii) cooperate with the reasonable requests of each other in seeking to obtain as promptly as practicable all such Consents. Neither Parent nor the Company shall, and each shall cause their respective Subsidiaries, not to, take or cause to be taken any action that they are aware or should reasonably be aware would be intended to delay, impair or impede in any material respect the receipt or making of any such Consents (it being understood that obtaining any such Consents from Persons other than Governmental Entities shall not be deemed to constitute a condition to the Closing).

(b) Parent and the Company shall, and shall cause their respective Subsidiaries to, promptly make all filings and notifications with all Governmental Entities that may be or may become necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement. Parent and the Company agree to file the initial pre-merger notifications with respect to the Merger required under the HSR Act (which filing, including the exhibits thereto, need not be shared or otherwise disclosed to the other party except, as to the HSR Act filing form (excluding exhibits), to regulatory counsel of each party) no later than ten (10) Business Days after the date of this Agreement (unless otherwise mutually agreed upon by Parent and the Company) and to make all other filings required to be made under any other Antitrust Law as promptly as practicable after the date of this Agreement. Parent and the Company each shall, and shall cause their respective Subsidiaries to, supply as promptly as practicable any information and documentary material that may be requested by any Governmental Entity pursuant to Antitrust Laws or any other applicable Laws. If a request for additional information has been issued under the HSR Act or a civil investigative demand or subpoena has been issued pursuant to any other Antitrust Law, Parent and the Company shall supply, or cause to be supplied, the information necessary for such party to certify substantial compliance with the applicable Governmental Entity in connection with such a request as promptly as practicable such that Parent and the Company, as applicable, can, if required to do so, certify substantial compliance with such request as soon as practicable after the issuance thereof, but in no event later than 120 days of the issuance thereof.

(c) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.3, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Entity or other Person with respect to the transactions contemplated hereby. Without limiting any other provision of this Agreement, Parent and the Company shall each use their reasonable best efforts to (i) avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the consummation of the transactions contemplated hereby, on or before the Outside Date, and (ii) avoid or eliminate each impediment under any Antitrust Law that may be asserted by any Governmental Entity with respect to the transactions contemplated hereby so as to enable the consummation of the transactions contemplated hereby to occur as soon as reasonably possible (and in any event no later than the Outside Date), in each case, as may be required in order obtain any Consents from any Governmental Entity necessary to consummate the transactions contemplated hereby or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any Action, which would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated hereby; provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with any filing or submission required or action to be taken by either Parent or the Company to consummate the transactions contemplated hereby, in no event shall Parent or any of its Subsidiaries or Affiliates be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or accept any operational restriction, or take or commit to take any action (A) the effectiveness or consummation of which is not conditioned on the consummation of the Merger or (B) that individually or in the aggregate is or would reasonably be expected to be materially adverse to (1) either (x) the Company and its Subsidiaries, taken as a whole, or (y) Parent and its Subsidiaries, taken as a whole (it being understood that, for purposes of this clause (y), materiality shall be measured in relation to the size of the Company and its Subsidiaries, taken as a whole, instead of the size of Parent and its Subsidiaries, taken as a whole), in the case of each clause (x) or (y) above, either before or immediately after giving effect to the Merger, or (2) Parent’s ownership or operation of any material portion of the Business or assets of the Company and its Subsidiaries, taken as a whole (each, a “Materially Burdensome Condition”). If requested by Parent in writing, the Company shall agree or commit to take any of the foregoing actions with respect to the Business or assets of the Company or any of its Subsidiaries in furtherance of Sections 6.3(a)(ii), 6.3(a)(iii), 6.3(b) and 6.3(c); provided, however, that the Company shall not be required to agree or commit to take any such action unless such action is conditioned upon the consummation of the Merger and the other transactions contemplated by this Agreement.

(d) Subject to applicable Laws relating to the sharing of information, in connection with obtaining or making all Consents from any Governmental Entity that are or may become necessary, proper or advisable to be obtained or made to consummate the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company shall, and shall cause their respective Subsidiaries to, promptly notify each other of any communication it receives from any Governmental Entity and permit the other party to review in advance any proposed communication by such party to any Governmental Entity and shall provide each other with copies of all correspondence, filings or communications between such party or any of its Representatives, on the one hand, and any Governmental Entity or members of the staff of any Governmental Entity, on the other hand, in each case to the extent relating to the matters that are the subject of this Agreement. In connection with the efforts to obtain all requisite Consents for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, Parent shall take the lead in directing strategy, subject to reasonable consultation with the Company, in connection with all matters relating to obtaining clearances and approvals from Governmental Entities and the expiration of waiting periods. The Company shall not, and shall cause its Subsidiaries not to, agree to participate in any meeting with any Governmental Entity relating to the matters that are the subject of this Agreement unless it consults with Parent in advance and, to the extent permitted by the relevant Governmental Entity, gives Parent the opportunity to attend and participate at such meeting. Each of Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.3 as “regulatory counsel only.” Such competitively sensitive material and the information contained therein shall be given only to the recipient’s outside legal counsel and in-house counsel responsible for obtaining Consents of Governmental

Entities (provided, that such in-house counsel’s day-to-day responsibilities are limited only to regulatory and/or antitrust issues) and will not be disclosed by such regulatory counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from Parent or the Company, as the case may be, or its legal counsel.

Section 6.4 Indemnification, Exculpation and Insurance.

(a) From and after the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) (i) indemnify, defend and hold harmless, all past and present directors and officers of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs, expenses (including attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action arising out of or pertaining to the fact that the Indemnified Party is or was a director, officer, employee or fiduciary of the Company or any of its Subsidiaries or is or was serving at the request of, or to represent the interest of, the Company or any of its Subsidiaries as a director, officer, partner, member, trustee, fiduciary, employee or agent of any other corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, including any charitable or not-for profit public service organization or trade association, whether asserted or claimed prior to, at or after the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), and provide advancement of expenses to the Indemnified Parties (within ten (10) days of receipt by Parent or the Surviving Corporation from an Indemnified Party of a request therefor, together with an undertaking by such Indemnified Party to repay all amounts so advanced in the event it is ultimately and finally determined by a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified hereunder or under applicable Law), to the fullest extent permitted by applicable Law as it presently exists or may hereafter be amended (but, in the case of any such amendment, subject to applicable Law, only to the extent such amendment permits Parent or the Surviving Corporation to provide broader indemnification rights or rights of advancement of expenses than such Law permitted Parent or the Surviving Corporation to provide prior to such amendment), and (ii) without limitation to clause (i) above, to the fullest extent permitted by applicable Law, include and cause to be maintained in effect in the Surviving Corporation’s (or any successor’s) Certificate of Incorporation and By-Laws for a period of six (6) years after the Effective Time, provisions regarding elimination of liability of directors, and indemnification of and advancement of expenses to directors and officers of the Company, no less favorable than those contained in the Company’s Certificate of Incorporation and the Company’s By-Laws, as applicable.

(b) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of the Surviving Corporation set forth in this Section 6.4.

(c) Prior to the Effective Time, the Company shall purchase single-premium prepaid “tail” directors’ and officers’ liability insurance policies covering the period of six (6) years from the Effective Time with respect to acts or omissions occurring at or prior to the Effective Time (a “Tail Policy”), which Tail Policy shall be effective as of the Effective Time and shall provide for policy limits, terms, conditions, retentions and levels of coverage (including as coverage relates to deductibles and exclusions) at least as favorable in the aggregate to the directors and officers covered under such insurance policies as the policy limits, terms, conditions, retentions and levels of coverage in the existing policies of the Company; provided that the aggregate premium for such Tail Policy shall not exceed 250% of the Company’s current aggregate annual premium for its directors’ and officers’ liability insurance policies in effect on the date hereof (which current aggregate annual premium the Company represents and warrants to be in the amount set forth in Section 6.4(c) of the Company Disclosure Letter). Following the Closing, Parent shall, or shall cause the Surviving Corporation (or its successor) to, maintain the Tail Policy purchased by the Company pursuant to this Section 6.4(c) in effect for so long as such Tail Policy remains in effect in accordance with its terms.

(d) The provisions of this Section 6.4 are (i) intended to be for the benefit of, and will be enforceable from and after the Effective Time by, each Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

(e) Parent shall, or shall cause the Surviving Corporation to, perform all the obligations of the Surviving Corporation under this Section 6.4.

Section 6.5 Public Announcements. Except with respect to any Company Adverse Recommendation Change, Parent and the Company shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

Section 6.6 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all steps reasonably necessary to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each Person (including any Person who is deemed to be a “director by deputization” under applicable securities laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.7 Stockholder Litigation. The Company shall give Parent (subject to a customary joint defense agreement) the opportunity to participate in the defense or settlement of any stockholder litigation against the Company or any of its directors or officers relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, whether commenced prior to or after the date hereof. Without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed), the Company shall not (a) settle or offer to settle any such litigation, (b) indemnify any Person against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any such litigation, or provide to any Person advancement of expenses in connection with any such litigation, in each case except as required by the Organizational Documents of the Company or any of its Subsidiaries or any Company Material Contract in effect as of the date hereof, or (c) authorize, commit or agree to take any of the actions described in clause (a) or (b) above.

Section 6.8 Employee Matters.

(a) The Surviving Corporation shall provide or cause to be provided to each employee of the Company and its Subsidiaries who continues as an employee of the Surviving Corporation or Parent or any of their respective Subsidiaries following the Closing Date (a “Continuing Employee”), for a period extending until the earlier of the termination of such Continuing Employee’s employment with such entities or the last day of the calendar year in which the Closing Date occurs, (i) a base wage or salary at a rate not less than the rate of such base wage or salary in effect at the Effective Time and (ii) 401(k) benefits, severance benefit eligibility, medical benefits and other welfare benefit plans, programs and arrangements that, as determined in Parent’s discretion, (A) are substantially comparable to those provided to each Continuing Employee under the Employee Benefit Plans as in effect at the Effective Time; (B) are substantially comparable to those provided to management employees of the Parent or its Subsidiaries; or (C) constitute any combination of the foregoing. With respect to each Continuing Employee whose annual bonus for the fiscal year ended December 31, 2011 has been accrued and unpaid prior to the Effective Time, the Surviving Corporation shall pay or cause to be paid to such Continuing Employee such bonus in such amount as set forth on Section 6.8(a) of the Company Disclosure Letter, net of all applicable tax withholdings, in cash within ten (10) Business Days following the Closing Date. The provisions of this Section 6.8 shall not be construed or interpreted to restrict in any way the Surviving Corporation’s or Parent’s ability to amend, modify or terminate any Employee Benefit Plan (including to change the entities who administer such Employee Benefit Plans, or the manner in which such Employee Benefit Plans are administered) or any other plan made available to the Continuing Employees or to terminate any person’s employment at any time and for any reason.

(b) Parent shall, and shall cause the Surviving Corporation to, (i) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of Parent or the Surviving Corporation that an employee of the Company or any of its Subsidiaries is eligible to participate in immediately following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such employee immediately prior to the Effective Time under the relevant Employee Benefit Plan in which such employee participated, (ii) provide each such employee with credit for any co-payments and deductible paid prior to the Effective Time (to the same extent such credit was given under the analogous Employee Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements and (iii) to the extent that any Continuing Employee is eligible to participate in any employee benefit plan of Parent, the Surviving Corporation or any of their Subsidiaries following the Effective Time, cause such plan to recognize the service of such Continuing Employee with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting, vacation entitlement and severance benefits (but not for benefit accrual under any defined benefit, retiree welfare or any other plan) to the same extent such service was recognized by the Company and its Subsidiaries under any similar Employee Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time; provided, that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service.

(c) With respect to matters described in this Section 6.8, the Company shall consult with Parent (and consider in good faith the advice of Parent) prior to sending any written notices or other communication materials (including any postings to any website) to its employees or former employees of the Company or any of its Subsidiaries. Prior to the Effective Time, the Company shall provide Parent with reasonable access to such employees or former employees for purposes of Parent’s providing notices or other communication materials regarding Parent compensation and benefit plans and the matters described in this Section 6.8.

(d) The Company and each of its Subsidiaries shall, after the date hereof and prior to the Effective Time, (i) provide any and all notices to, (ii) make any and all filings or registrations with, and (iii) obtain any and all consents or approvals of, any labor organization, works council or any similar entity, council or organization, required to be made or obtained in connection with this Agreement or the consummation of the transactions contemplated hereby.

(e) Following the Closing Date, Parent shall establish a retention plan and shall take such other actions as are set forth on Section 6.8(e) of the Company Disclosure Letter.

(f) This Section 6.8 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.8, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.8. Without limiting the foregoing, no provision of this Section 6.8 will create any third party beneficiary rights in any current or former employee, director or consultant of the Company or any of its Subsidiaries in respect of continued employment (or resumed employment) or any other matter. Nothing in this Agreement shall be deemed to amend or modify any compensation or benefit plan, policy, agreement or arrangement sponsored or maintained by Parent, the Company or any of their respective Subsidiaries or Affiliates.

Section 6.9 Takeover Laws. Each party and its Board of Directors shall (a) use reasonable best efforts to ensure that no state “fair price,” “business combination” or “control share acquisition” Law (including the restrictions on “business combinations” set forth in Section 203 of the DGCL) or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, including the receipt of Merger Consideration by the stockholders of the Company and (b) if any state takeover Law or similar Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, use reasonable best efforts take such actions as are necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 6.10 Certain Tax Matters. During the period from the date of this Agreement to the Effective Time, the Company shall promptly notify Parent of any material Action that is initiated, scheduled or pending against or with respect to it or any of its Subsidiaries in respect of any Tax.

Section 6.11 Consultation on Certain Matters. After the date hereof and prior to the Effective Time, Parent and the Company shall establish a mechanism, subject to applicable Law, reasonably acceptable to both parties by which the parties will confer regarding the general status of the ongoing operations of the Company and its Subsidiaries, including as such relates to the compliance by the Company and its Subsidiaries with the covenants set forth in Section 5.1, and communicate and consult with specific persons to be identified by each party to the other with respect to the foregoing. Nothing in this Section 6.11 or elsewhere in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time.

Section 6.12 Certain Indebtedness. Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, take such actions (which shall be contingent on, and effective as of, the Closing) as may be reasonably requested by Parent in order to facilitate the prepayment of any outstanding indebtedness for borrowed money of the Company or any of its Subsidiaries immediately after the consummation of the transactions contemplated by this Agreement (including giving any required notices of prepayment and obtaining customary pay-off letters) and to minimize any costs associated with such prepayment (including any prepayment penalties, breakage and other similar costs). As soon as reasonably practicable following the Closing and to the extent permissible under the Credit Agreement, Parent shall, or shall cause the Surviving Corporation to, repay all outstanding indebtedness set forth on Section 6.12 of the Company Disclosure Letter, to the extent that such amounts have not already been satisfied at or prior to the Closing.

Section 6.13 Affiliate Transactions. Prior to the Effective Time, the Company shall take all actions necessary to terminate, and shall cause to be terminated, each Affiliate Transaction, except for (i) the Affiliate Transactions listed in Section 6.13 of the Company Disclosure Letter and (ii) any Affiliate Transactions that will automatically terminate in accordance with their terms upon consummation of the Merger, in each case without any further liability or obligation of the Company or the Surviving Corporation and, in connection therewith, the Company (or its applicable Subsidiary) shall use reasonable best efforts to obtain from the other party or parties to each such Affiliate Transaction a release in favor of the Company and its Affiliates from any and all liabilities or obligations arising out of such Affiliate Transaction.

Section 6.14 Termination of Trading and Deregistration. Immediately prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws to cause the trading in Company Common Stock on the OTC Bulletin Board to be terminated, and to enable the deregistration of the Company Common Stock under the Exchange Act, in each case as promptly as practicable after the Effective Time.

Section 6.15 Updated Information. Prior to the Closing, each party shall give written notice to the other party of the occurrence, or failure to occur, after the date of this Agreement, of any fact or event that has caused or would be reasonably likely to cause (a) a material breach of any representation or warranty of such party contained in this Agreement or (b) a material breach or failure by such party to perform any of its obligations set forth in this Agreement that would give rise to the failure of any of the conditions set forth in Article VII of this Agreement to be satisfied; provided that no such notification (or failure to notify) shall affect the representations and warranties of the Company contained in Article III or the conditions to the obligations of Parent or Sub hereunder.

Section 6.16 Intellectual Property Matters. Prior to the Closing, the Company shall use commercially reasonable efforts to take or cause to be taken the actions listed in Section 6.16 of the Company Disclosure Letter.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction or (to the extent permitted by applicable Law) waiver at or prior to the Closing of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained and, if obtained by Stockholder Written Consent, the Information Statement shall have been cleared by the SEC and shall have been sent to stockholders of the Company (in accordance with Regulation 14C of the Exchange Act) at least 20 days prior to the Effective Time.

(b) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted or issued any Law or issued or granted any Order that is in effect and has the effect of making the consummation of the Merger illegal, prohibiting or otherwise preventing the consummation of the Merger or imposing a Materially Burdensome Condition.

(c) Antitrust Laws. All applicable waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated.

Section 7.2 Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by applicable Law) waiver by Parent and Sub at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Sections 3.1(a), 3.2, 3.3, 3.6, 3.24 and 3.25 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except (x) for changes expressly permitted by the terms of this Agreement and (y) to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) and (ii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect set forth therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except (x) for changes expressly permitted by the terms of this Agreement and (y) to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except, in the case of this clause (ii), for such failures of such representations and warranties to be true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all obligations required to be performed by or complied with by it under this Agreement at or prior to the Closing, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

(d) FIRPTA Certificate. The Company shall have delivered to Parent a statement, meeting the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that an interest in the Company is not a “U.S. real property interest”.

(e) Governmental Consents. All Consents of Governmental Entities required to be obtained by the Company to consummate the Merger and the other transactions contemplated by this Agreement (other than filings pursuant to the HSR Act and any Consents from a Governmental Entity required under any other Antitrust Laws) shall have been obtained.

(f) Dissenting Shares. The aggregate number of shares of Company Common Stock for which appraisal rights have been properly exercised as set forth in Section 2.1(f) and not withdrawn shall not exceed, as of the time immediately prior to the Closing, 10% of the total number of shares of Company Common Stock issued and outstanding as of the date hereof.

Section 7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Sub contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except for such failures of such representations and warranties to be true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received certificates signed on behalf of Parent and Sub by an executive officer of each of Parent and Sub to such effect.

(b) Performance of Obligations of Parent and Sub. Parent and Sub shall have performed, or complied with, in all material respects all obligations required to be performed by or complied with by them under this Agreement at or prior to the Closing, and the Company shall have received certificates signed on behalf of Parent and Sub by an executive officer of each of Parent and Sub to such effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (except in the case of a termination pursuant to Section 8.1(e), Section 8.1(f) or Section 8.1(g), which may be invoked only prior to the respective dates specified therein):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, upon written notice to the other party:

(i) if the Merger shall not have been consummated on or before the date that is six (6) months after the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill in any material respect any covenants and agreements of such party under this Agreement has been the primary cause of the failure of the Merger to be consummated on or before the Outside Date;

(ii) if (A) a Governmental Entity of competent jurisdiction that must grant a material approval of the Merger has denied approval of the Merger and such denial has become final, binding and nonappealable, or (B) any Governmental Entity of competent jurisdiction shall have issued an Order or taken any other Action permanently restraining, enjoining or otherwise prohibiting the Merger, and such Order or Action shall have become final, binding and nonappealable, provided, that the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such Order or Action lifted if and to the extent required by this Agreement and shall not be in material breach of Section 6.3 or otherwise in material breach of its obligations under this Agreement; or

(iii) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders’ Meeting duly convened therefor (or at any adjournment, continuation, recess or postponement thereof), provided, that neither Parent nor the Company may terminate this Agreement pursuant to this clause (iii) if the Stockholder Written Consent shall have been obtained in accordance with Section 6.1(a);

(c) by Parent (if Parent is not in material breach of its obligations under this Agreement), upon written notice to the Company, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) and (ii) is not cured, or is incapable of being cured, by the Company within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Parent (or, if the Outside Date is less than thirty (30) calendar days after receipt of such written notice from Parent, is not cured, or is incapable of being cured, by the Company by the Outside Date);

(d) by the Company (if the Company is not in material breach of its obligations under this Agreement), upon written notice to Parent, if Parent or Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) is not cured, or is incapable of being cured, by Parent within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company (or, if the Outside Date is less than thirty (30) calendar days after receipt of such written notice from the Company, is not cured, or is incapable of being cured, by Parent by the Outside Date); provided, however, in the event that all conditions to the Closing set forth in Article VII are satisfied or (to the extent permitted by applicable Law and this Agreement) waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law and this Agreement) waiver of those conditions) and Parent fails to comply with its obligations pursuant to Section 1.2 and Section 2.2(a), then the Company may terminate this Agreement if such breach is not cured, or is incapable of being cured, by Parent within five (5) calendar days following receipt of written notice of such breach or failure to perform from the Company (or, if the Outside Date is less than five (5) calendar days after receipt of such written notice from the Company, is not cured, or is incapable of being cured, by Parent by the Outside Date);

(e) by the Company, upon written notice to Parent, prior to 11:59 p.m. New York City time on the Written Consent End Date or the Stockholder Approval Date, as applicable, in the event that (i) the Company shall have received a Superior Proposal and shall have notified Parent in writing of such Superior Proposal prior to 11:59 p.m. New York City time on the date that is thirty (30) calendar days after the date hereof, including a summary of the material terms and conditions of such Superior Proposal (a “Superior Proposal Notice”) and a copy of the substantially final form of any related agreements, and (ii) following delivery by the Company to Parent of such Superior Proposal Notice, (A) (1) if requested by Parent, the Company shall have made its Representatives available to discuss and negotiate in good faith with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement intended by Parent to cause such Superior Proposal to no longer constitute a Superior Proposal, during the period of three (3) Business Days immediately following delivery by the Company to Parent of such Superior Proposal Notice (the “Superior Proposal Notice Period”); provided, that, if Parent shall have delivered to the Company during such Superior Proposal Notice Period a written proposal capable of being accepted by the Company to alter the terms or conditions of this Agreement (the “Parent Matching Proposal”), the Board of Directors of the Company shall be entitled to analyze and review such Parent Matching Proposal for one (1) Business Day immediately following receipt of such proposal (the “Superior Proposal Analysis Period”); and provided, further, that, in the event that, after delivery of a Superior Proposal Notice related to a Superior Proposal, there has been a material change or revision to the terms of such Superior Proposal, (i) the Company shall notify Parent of such material change or revision within 24 hours following such change or revision, and (ii) in connection with such material change or revision the then current Superior Proposal Notice Period shall be extended such that at least two (2) Business Days remains in such Superior Proposal Notice Period subsequent to the time the Company so notifies Parent of any such material change or revision, and (2) the Board of Directors of the Company shall have determined in good faith (after consultation with its financial advisors, including at least one Qualified Financial Advisor, and outside legal counsel), after considering the terms of such Parent Matching Proposal, that such third-party Superior Proposal would continue to constitute a Superior Proposal if the modifications proposed by Parent were given effect, or (B) Parent shall have notified the Company that it has elected not to negotiate with the Company with respect to any modifications to the terms and conditions of this Agreement and/or not to deliver a Parent Matching Proposal; provided, that, substantially concurrently with the termination of this Agreement, the Company pays Parent the Company Termination Fee payable to Parent pursuant to Section 8.3(b);

(f) by Parent, upon written notice to the Company, prior to the Written Consent Date or the Stockholder Approval Date, as applicable, in the event that (i) a Company Adverse Recommendation Change has been effected pursuant to Section 5.3(b) or (ii) a Takeover Proposal (whether or not a Superior Proposal) is made by a Person unaffiliated with Parent and (A) in the case of a Takeover Proposal that is a tender or exchange offer, the Board of Directors of the Company shall not have filed with the SEC, on or before the date that is ten (10) Business Days after the public announcement of the commencement of such Takeover Proposal, a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 under the Exchange Act recommending that the stockholders of the Company reject such Takeover Proposal and not tender any shares of Company Common Stock into such tender or exchange offer, or (B) in the case of any other Takeover Proposal, within ten (10) Business Days of a written request by Parent following the public announcement of the commencement of such Takeover Proposal, the Board of Directors of the Company shall not have publicly reaffirmed the Company Board Recommendation; or

(g) by Parent, upon written notice to the Company, in the event of a Written Consent Failure; provided that if Parent has not terminated this Agreement pursuant to this Section 8.1(g) within five (5) Business Days following the date on which the Written Consent Failure occurs (the “Written Consent Failure Termination Period”), Parent shall no longer have the right to terminate this Agreement pursuant to this Section 8.1(g).

Section 8.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or the Company under this Agreement, other than Section 6.2(b), this Section 8.2, Section 8.3 and Article IX, which provisions shall survive such termination indefinitely; provided, however, that no such termination shall relieve any party hereto from any liability or damages incurred or suffered by another party, to the extent such liabilities or damages were the result of fraud or the willful and material breach by such first party of any of its covenants or other agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act.

Section 8.3 Fees and Expenses.

(a) Except as expressly provided otherwise in this Agreement, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f) or by the Company pursuant to Section 8.1(e), then the Company shall pay Parent the Company Termination Fee (i) on the second Business Day following the date of such termination of this Agreement (in the case of termination by Parent pursuant to Section 8.1(f)) or (ii) substantially concurrently with such termination (in the case of termination by the Company pursuant to Section 8.1(e)).

(c) In the event that (i) this Agreement is terminated (A) pursuant to Section 8.1(b)(iii) and, at any time before the date of the Company Stockholders’ Meeting, or (B) pursuant to Section 8.1(c) and, at any time after the date of this Agreement but before the date of such termination, in the case of a termination described in each of clauses (A) or (B) above, as applicable, a bona fide Takeover Proposal shall have been publicly announced or made known to the stockholders of the Company and, in the case of a termination described in clause (A) above, shall not have been withdrawn as of the date of the Company Stockholders’ Meeting, and (ii) within twelve (12) months of such termination, the Company enters into, publicly approves or submits to its stockholders for approval, an agreement with respect to a Takeover Proposal, or a Takeover Proposal is consummated (which, in each case, need not be the same Takeover Proposal as the Takeover Proposal described in clause (i) above), then the Company shall pay to Parent the Company Termination Fee within two (2) Business Days of the date of the consummation of any Takeover Proposal described in clause (ii) above; provided, however, that for purposes of this Section 8.3(c), references to “20%” in the definition of “Takeover Proposal” shall be replaced by references to “50%.”

(d) The Company and Parent acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for any amount due pursuant to this Section 8.3, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 8.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. All payments under this Section 8.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(e) The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

Section 8.4 Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after such Company Stockholder Approval has been obtained, there shall be made no amendment that by applicable Law requires further approval by the stockholders of the Company without such approval having been obtained, (ii) no amendment shall be made to this Agreement (including Section 6.4) after the Effective Time and (iii) except as provided by applicable Law, no amendment of this Agreement shall require the approval of the stockholders of either Parent or the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.5 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by applicable Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions contained herein. Except as provided by applicable Law, no waiver under this Agreement shall require the approval of the stockholders of either Parent or the Company. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 8.6 Procedure for Termination or Amendment. Any termination of this Agreement pursuant to Section 8.1 or any amendment or waiver of this Agreement pursuant to Section 8.4 or Section 8.5 shall, in order to be effective, in the case of Parent, be executed and delivered by a duly authorized officer of Parent, in the case of Sub, be executed and delivered by a duly authorized officer of Sub and, in the case of the Company, shall require action by its Board of Directors. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of either the Company or Parent.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.2 Notices. Except for notices that are specifically permitted by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given personally, by facsimile (which is confirmed) or other electronic image scan transmission or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Sub, to:

Verizon Communications Inc.
One Verizon Way
Basking Ridge, NJ 07920-1097
Fax: 908-766-3813
Attention:	William L. Horton, Jr., Esq.
Senior Vice President and Deputy General Counsel

with a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Fax: 212-909-6836
Attention:	Jeffrey R. Rosen
William D. Regner

if to the Company, to:

HUGHES Telematics, Inc.
2002 Summit Boulevard
Atlanta, Georgia 303019
Fax: 404-573-5824
Attention: General Counsel

with copies to:

Nelson Mullins Riley & Scarborough LLP
Atlantic Station
201 17th Street NW, Suite 1700
Atlanta, Georgia 30363
Fax: 404-322-6050
Attention: Jeffrey A. Allred

and

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Fax: 917-777-2587
Attention: Jeffrey A. Brill

and

Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
Fax: 302-651-3001
Attention: Robert B. Pincus

Notices shall be deemed given upon receipt.

Section 9.3 Definitions. For purposes of this Agreement:

“Action” means any action, suit, hearing, arbitration proceeding, administrative or regulatory proceeding, mediation, citation, summons, subpoena, demand, audit, inquiry or investigation of any nature (civil, criminal, regulatory or otherwise), in law or in equity.

“Affiliate” of any Person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The term “controlled” shall have a correlative meaning.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business” means the business of the Company and its Subsidiaries, as it is now being conducted and is currently planned to be conducted.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York, and shall consist of the time period from 12:00 a.m. (New York City time) through 11:59 p.m. (New York City time).

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, or any successor statute, and regulations thereto.

“Company Material Adverse Effect” means any fact, circumstance, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on (a) the ability of the Company to perform its material obligations under this Agreement or to consummate the transactions contemplated hereby or (b) the financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, in the case of clause (b), that no facts, circumstances, changes or effects, individually or in the aggregate resulting from, relating to or arising out of the following shall be deemed by themselves to be or constitute a Company Material Adverse Effect: (i) conditions (or changes in such conditions) in the industry in which the Company and its Subsidiaries conduct business, to the extent that they do not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other participants in such industry, (ii) the effect of any change in the United States or foreign economies, capital markets or political conditions in general, to the extent that it does not disproportionately affect the Company and its Subsidiaries taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries conduct business, (iii) the commencement, continuation or escalation of a war (whether or not declared), armed hostilities or terrorism or any weather conditions or natural disaster, that does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries conduct business, (iv) changes in Laws or interpretations thereof applicable to the industry in which the Company and its Subsidiaries conduct business or GAAP or interpretations thereof, (v) any action by any party to this Agreement that is required or contemplated by this Agreement or taken at the written request of, or with the written consent of, Parent or Sub, (vi) the execution or public announcement of this Agreement, (vii) the failure, in and of itself, of the Company to meet any published or internally prepared estimates of revenues, earnings or other financial projections, performance measures or operating statistics, but not including any underlying causes of such failure, and (viii) any decline in the trading price of the Company’s Equity Securities, in and of itself, but not including any underlying causes of such decline.

“Company Stock Plans” means the HUGHES Telematics, Inc. 2006 Stock Incentive Plan and the HUGHES Telematics, Inc. 2009 Equity and Incentive Plan and any other Contract pursuant to which options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company Common Stock or other equity-based awards with respect to shares of Company Common Stock are issued and outstanding.

“Company Termination Fee” means an amount equal to $21,385,000.

“Company Warrants” means any outstanding warrants to purchase Company Common Stock.

“Consent” means any consent, waiver, approval, authorization, filing, registration or notification, whether by, with or to any Governmental Entity or any other Person.

“Contract” means any contract, agreement, obligation, indenture, note, bond, lease, sublease, mortgage, license, sublicense, commitment or other legally binding arrangement (whether written or oral).

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of April 9, 2008, among the Company, Morgan Stanley Senior Funding, Inc., as Administrative Agent (as defined therein), Morgan Stanley & Co. Incorporated, as Collateral Agent (as defined therein), and the Lenders (as defined therein) party thereto from time to time, as amended.

“Earnout Options” means, collectively, (i) the Polaris Earnout Options and (ii) any other Company Options granted and outstanding under any Company Stock Plan that are subject to the same market vesting conditions as those set forth in the Polaris Merger Agreement with respect to the Polaris Earnout Options.

“Earnout Shares” means the Escrowed Shares, as defined in the Escrow Agreement.

“Employee Benefit Plan” means each written or oral employee benefit plan, scheme, program, policy, arrangement and contract (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, vacation, fringe benefit, retention, bonus, incentive, change in control or severance plan, program, policy, arrangement or contract) for the benefit of any current or former officer, employee or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored, maintained, contributed to or obligated to contributed to by the Company, any of its Subsidiaries or any of its ERISA Affiliates, or with respect to which any of them could incur liability under the Code or ERISA or any similar non-U.S. Law, but shall exclude Multiemployer Plans.

“Environmental Laws” means federal, state, local and foreign Laws relating to Hazardous Materials and the protection of the environment or human health as it relates to exposure to Hazardous Materials.

“Equity Securities” means any capital stock, limited liability company interest, limited partnership interest, statutory trust interest or other equity or voting interest or any security, warrant or evidence of indebtedness convertible into or exchangeable for, or any right, warrant or option to acquire, any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414 of the Code.

“Escrow Agreement” means the Escrow Agreement, dated as of March 31, 2009, by and among Polaris Acquisition Corp., Communications Investors LLC, Trivergance, LLC and Continental Stock Transfer & Trust Company, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder).

“Government Contract” means any Contract to which the Company or any of its Subsidiaries is a party, or by which any of them is bound, and to which an ultimate contracting party is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract).

“Government Official” means any (i) officer or employee of a Governmental Entity or instrumentality thereof (including any state-owned or controlled enterprise), or of a public international organization, (ii) political party or official thereof or any candidate for any political office or (iii) any Person acting for or on behalf of any such Governmental Entity or instrumentality thereof.

“Governmental Entity” means, in any jurisdiction, any (i) federal, state, local, foreign or international government, (ii) court, arbitral or other tribunal, (iii) governmental or quasi-governmental authority of any nature (including any political subdivision, instrumentality, branch, department, official or entity), or (iv) agency, commission, authority or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Hazardous Material” means all substances or materials regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any Environmental Law, including (i) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances and (ii) any other chemical, material, substance, waste, pollutant, or contaminant that is regulated as a hazardous substance, contaminant, pollutant or similar type of substance pursuant to any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means all trademarks, service marks, trade names, trade dress, including all goodwill associated with any of the foregoing, domain names, copyrights, copyrightable works, rights in Software, Internet website content, mask works and other semiconductor chip rights, including all registrations and applications to register or renew the registration of any of the foregoing, patents and patent applications, including all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, rights in Trade Secrets and all other intellectual property rights in and to any of the foregoing in any jurisdiction throughout the world.

“IT Systems” means the hardware, Software, network and telecommunications equipment and Internet-related information technology infrastructure owned, leased or licensed by or to the Company or any of its Subsidiaries and used by the Company or any or its Subsidiaries in the Business.

“knowledge” means, with respect to any matter in question, the actual knowledge of (i) with respect to the Company, those individuals listed in Section 9.3 of the Company Disclosure Letter, and (ii) with respect to Parent, those individuals listed in Section 9.3 of the Parent Disclosure Letter.

“Law” and “Laws” means all laws, principles of common law, statutes, constitutions, treaties, rules, regulations, ordinances, codes, rulings, Orders, licenses and determinations of all Governmental Entities.

“Liability” means any and all claims, debts, liabilities, obligations and commitments of whatever nature, whether known or unknown, asserted or unasserted, fixed, absolute or contingent, matured or unmatured, accrued or unaccrued, liquidated or unliquidated or due or to become due, and whenever or however arising (including those arising out of any Contract or tort, whether based on negligence, strict liability or otherwise).

“Lien” means any charge, “adverse claim” (as defined in Section 8-102(a)(1) of the Uniform Commercial Code) or other claim, condition, equitable interest, lien, encumbrance, option, proxy, pledge, security interest, mortgage, right of first refusal, right of first offer, retention of title agreement, defect of title or restriction of any kind or nature, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership. For the avoidance of doubt, the foregoing shall not include licenses of or other grants of rights to use Intellectual Property.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Non-Earnout Option” means each Company Option, whether or not vested at the Effective Time, other than any Earnout Option.

“Non-Earnout Option Consideration” means, with respect to any Non-Earnout Option, an amount of cash (rounded to the nearest cent), without interest, equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per share of such Non-Earnout Option, multiplied by (y) the number of shares of Company Common Stock that may be purchased pursuant to such Non-Earnout Option.

“NWF” means Networkfleet, Inc., a wholly owned subsidiary of the Company.

“Order” means any decision, stipulation, injunction, judgment, order, ruling, writ, decree, verdict or determination (whether temporary, preliminary or permanent) entered, issued, made or rendered by any court or other Governmental Entity.

“Organizational Documents” means, with respect to any Person, its certificate or articles of incorporation, its by-laws, its memorandum and articles of association, its limited liability company agreement or operating agreement, its certificate of formation, its partnership or limited partnership agreement or other documentation governing the organization or formation of such Person, but not any shareholder, registration rights, subscription or other Contract to which such Person may become a party after its formation or organization.

“Owned Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Parent Material Adverse Effect” means any fact, circumstance, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of Parent to perform its material obligations under this Agreement or to consummate the transactions contemplated hereby.

“Permits” means all Consents, licenses, permits, certificates, variances, exemptions, franchises and other approvals issued, granted, given, required or otherwise made available by any Governmental Entity.

“Permitted Liens” means any (i) Liens for Taxes not yet due or payable or which are being contested in good faith by appropriate proceedings, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens incurred in the ordinary course of business, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, covenants, rights-of-way, restrictions and other similar encumbrances affecting any Company Leased Premises that do not materially detract from the value of the property subject thereto, or restrict or interfere with the development of the property or its continued use in the Business, (v) statutory landlords’ Liens and Liens granted to landlords under any lease, (vi) purchase money security interests, (vii) intercompany Liens by and among the Company and any of its Subsidiaries, (viii) Liens securing rental payments under any capital leases, (ix) Liens expressly reflected in the Company Financial Statements (or the notes thereto) and (x) other Liens that, individually or in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the value or the continued use and operation of the assets to which they relate.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or a Governmental Entity.

“Polaris Earnout Options” means the Company Options designated as “Earnout Options” pursuant to Section 2.6(g) of the Polaris Merger Agreement.

“Polaris Merger Agreement” means the Second Amended and Restated Agreement and Plan of Merger, dated as of March 12, 2009, by and between Polaris Acquisition Corp. and Hughes Telematics, Inc.

“Release” means any actual or threatened spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and their respective directors, managers, officers, employees, agents and other representatives, including any investment bankers, financial advisors, attorneys, accountants or other advisors.

“Software” means all computer software, including application software, system software and firmware, including all source code and object code versions thereof, in any and all forms and media.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, trust or other entity (i) of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of the date of determination, owned by such Person or one or more Subsidiaries of such Person, or (ii) that is a variable interest entity in which such Person is the primary beneficiary, as determined in accordance with GAAP.

“Taxes” or “Tax” means all federal, national, state, province, local and foreign taxes, charges, duties, fees, levies or other assessments, including income, excise, property, sales, use, gross receipts, recording, insurance, value addeds, profits, license, withholding, payroll, employment, capital stock, customs duties, net worth, windfall profits, capital gains, transfer, registration, estimated, stamp, social security, environmental, occupation, franchise or other taxes of any kind whatsoever, imposed by any Governmental Entity, and all interest, additions to tax, penalties and other similar amounts imposed thereon.

“Tax Returns” means any return, report, estimate, declaration of estimated tax, claim for refund, information statement or return relating to, or required to be filed in connection with, any Taxes.

“Trade Secrets” means all trade secrets and all other confidential or proprietary information, inventions, processes, designs, formulae, algorithms, know-how, research and development, data, databases, Software architectures and customer lists.

“Virus” means malicious code, whether or not capable of replication or attachment to disks or other files, that is capable of performing an illicit activity or replicating itself on a computer or network of computers and thereby damaging other computer programs or data located on such computer or network or otherwise causing any computer data, memory or related hardware to become, without specific user instructions, erased, altered or unusable. The term shall include viruses, Trojan horses, time bombs, worms or similar malicious software, programs or files.

“Written Consent End Date” means 11:59 p.m. New York City time on the date that is thirty (30) calendar days after the date hereof; provided, that, in the event that (i) the Company has delivered to Parent a Recommendation Change Notice pursuant to Section 5.3(c) or a Superior Proposal Notice pursuant to Section 8.1(e) in connection with a Superior Proposal on a date that is less than five (5) Business Days prior to such date (provided, that such notice shall be delivered by the Company promptly after the applicable determination is made by the Board of Directors of the Company) and (ii) following delivery by the Company to Parent of such Recommendation Change Notice or such Superior Proposal Notice, as the case may be, Parent has requested that the Company make its Representatives available to discuss and negotiate in good faith any proposed modifications to the terms and conditions of this Agreement during the Recommendation Change Notice Period or the Superior Proposal Notice Period, as applicable, then the Written Consent End Date (A) shall be extended by the duration of such Recommendation Change Notice Period or such Superior Proposal Notice Period, as applicable (in each case, as may be extended in connection with a material change or revision of such Superior Proposal; provided, however, that, in the event that a material change or revision is made to such Superior Proposal after the date that is thirty (30) calendar days after the date hereof, such Recommendation Change Notice Period or Superior Proposal Notice Period, as applicable, shall not include any extension thereof in connection with such material change or revision), and (B) shall be further extended (x) if Parent has delivered to the Company a Parent Proposal pursuant to Section 5.3(c) or a Parent Matching Proposal pursuant to Section 8.1(e), by the duration of the Analysis Period or the Superior Proposal Analysis Period, as applicable, or (y) by one (1) Business Day following (i) the expiration of the Recommendation Change Notice Period or Superior Proposal Notice Period, as applicable, if Parent has not delivered a Parent Proposal or a Parent Matching Proposal, as applicable, by the expiration of such period or (ii) the receipt of written notice from Parent, delivered within the Recommendation Change Notice Period or the Superior Proposal Notice Period, as applicable, that Parent does not intend to deliver a Parent Proposal or Parent Matching Proposal, as applicable.

Section 9.4 Interpretation. When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. All Exhibits and Schedules annexed hereto or referred to herein, and the Company Disclosure Letter, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

Section 9.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties (including by facsimile or other electronic image scan transmission).

Section 9.6 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Exhibits, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement) (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (b) are not intended to and do not confer upon any Person other than the parties hereto any legal or equitable rights or remedies. Notwithstanding the foregoing clause (b), (i) following the Effective Time, (A) each holder of Company Common Stock shall be entitled to enforce the provisions of Article II to the extent necessary to receive the Merger Consideration to which such holder is entitled pursuant to Article II and (B) the provisions of Section 6.4 shall be enforceable by each Indemnified Party and his or her heirs and his or her representatives and (ii) the Company shall have the right on behalf of its stockholders to pursue damages in the event of Parent’s or Sub’s willful breach of this Agreement (whether or not the Agreement has been terminated pursuant to Article VIII), which rights are hereby acknowledged and agreed to by Parent and Sub. The third-party beneficiary rights referenced in clause (ii) of the preceding sentence of this Section 9.6 may be exercised only by the Company (on behalf of its stockholders or as their agent) through actions expressly approved by the Board of Directors of the Company, and no stockholder of the Company whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right, and if any Action by any stockholder with respect to a breach of this Agreement is not dismissed based on pleadings, the third-party beneficiary rights contained in clause (ii) shall no longer apply.

Section 9.7 Governing Law. THIS AGREEMENT OR ANY CLAIMS ARISING UNDER OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS.

Section 9.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void; provided, that Parent and Sub may assign any or all of their rights, interests and obligations under this Agreement to any direct or indirect majority owned Subsidiary of Parent, but (a) such assignment shall not relieve Parent or Sub of any of its obligations under this Agreement and (b) no such assignment shall be permitted prior to the Closing without the written consent of the Company if the assignment to such entity by Parent would cause, or would reasonably be expected to cause, (i) the Closing not to have been effected on or before the date that is sixty (60) days after the date hereof or (ii) any material Consent from any Governmental Entity to be required for such assignment or for the consummation of the transactions contemplated hereby that is not otherwise required as of the date hereof. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.9 Specific Enforcement; Consent to Jurisdiction.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, any court of the United States located in the State and County of New York without proof of actual damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(b) In addition, each of the parties hereto (i) hereby irrevocably and unconditionally consents to submit to the personal jurisdiction and venue of the Court of Chancery of the State of Delaware and, if under applicable Law exclusive jurisdiction is vested in the Federal courts, any court of the United States located in the State and County of New York, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, any court of the United States located in the State and County of New York, (iv) hereby appoints CT Corporation as its agent to receive on its behalf service of copies of the summons and complaint and any other process that might be served in any such Action or proceeding, (v) consents to service of process being made by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.2 or to the party to be served in care of CT Corporation at the address and in the manner provided for the giving of notices in Section 9.2 and (vi) agrees that a final judgment in any Action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity. Nothing in this Section 9.9(b) shall affect the right of any party to serve legal process in any other manner permitted by law or at equity.

(c) Without limiting other means of service of process permissible under applicable Law, each of the Company and Parent hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.2 shall be effective service of process for any Action in connection with this Agreement or the transactions contemplated hereby.

Section 9.10 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Action seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 9.10.

Section 9.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

Parent:

VERIZON COMMUNICATIONS INC.

By:	/s/ John W. Diercksen
Name:	John W. Diercksen
Title:	Executive VP-Strategy, Development and Planning

Sub:

VERIZON TELEMATICS INC.

By:	/s/ J. Goodwin Bennett
Name:	J. Goodwin Bennett
Title:	Vice President, General Counsel and Secretary

Company:

HUGHES TELEMATICS, INC.

By:	/s/ Jeffrey A. Leddy
Name:	Jeffrey A. Leddy
Title:	Chief Executive Officer

Exhibit A

Certificate of Incorporation

Exhibit A

CERTIFICATE OF INCORPORATION

OF

HUGHES TELEMATICS, INC.

FIRST: The name of the corporation is HUGHES Telematics, Inc. (the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business of the Corporation and its purpose is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as it may be amended from time to time (the “DGCL”), or any successor law.

FOURTH: The total number of shares of capital stock that the Corporation shall have authority to issue is 1,000 shares of common stock, par value of $0.01 per share.

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation and for the purpose of creating, defining and regulating the powers of the Corporation and its directors and stockholders:

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation.

(b) The number of directors of the Corporation shall be fixed and may be altered from time to time in the manner provided in the Bylaws of the Corporation, and vacancies in the Board of Directors of the Corporation and newly created directorships resulting from any increase in the authorized number of directors may be filled, and directors may be removed, as provided in the Bylaws.

(c) The election of directors of the Corporation may be conducted in any manner approved by the stockholders at the time when the election is held and need not be by written ballot.

(d) The Board of Directors of the Corporation is expressly authorized from time to time to adopt, alter, amend, change, add to or repeal the Bylaws of the Corporation.

(e) A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph (e) by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

(f) The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.

SIXTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights herein conferred upon stockholders are granted subject to this reservation.

2

Exhibit B

Form of Stockholder Written Consent

Exhibit B

HUGHES TELEMATICS, INC.

Written Consent of Stockholders

In Lieu of a Meeting

The undersigned (the “Stockholders”), being the holders of a majority of the issued and outstanding shares of capital stock of HUGHES Telematics, Inc., a Delaware corporation (the “Company”), hereby irrevocably consent in writing, pursuant to Section 228(a) and Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”) and as authorized by Section 2.7 of the By-laws of the Company, to the following actions and adoption of the following resolutions by written consent in lieu of a meeting of stockholders:

WHEREAS, the Company has entered into an Agreement and Plan of Merger, dated as of June 1, 2012 (the “Merger Agreement”), by and among the Company, Verizon Communications Inc. (“Parent”) and Verizon Telematics Inc. (“Sub”), a copy of which has been provided to the undersigned Stockholders and is attached hereto as Exhibit A (capitalized terms used herein without definition shall have the respective meaning ascribed to them in the Merger Agreement);

WHEREAS, pursuant to the Merger Agreement, Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) (A) each share of common stock of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (x) shares of Company Common Stock that are directly owned by the Company, Parent or any of their direct or indirect wholly owned Subsidiaries, (y) the Earnout Shares and (z) any Dissenting Shares) will be converted into the right to receive $12.00 in cash, without interest (the “Merger

Consideration”), and (B) each Earnout Share issued and outstanding immediately prior to the Effective Time will automatically be canceled in accordance with the applicable provisions of the Escrow Agreement, and no consideration will be paid in exchange therefor, all upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) each outstanding Company Warrant will be canceled and converted into a right to receive an amount of cash, without interest, equal to the Warrant Consideration, and (iii) (A) each outstanding Non-Earnout Option will be canceled and converted into a right to receive an amount of cash, without interest, equal to the Non-Earnout Option Consideration, net of all applicable withholdings, which will be paid, (x) in the case of outstanding Non-Earnout Options that are vested and exercisable as of the Effective Time, within ten Business Days following the Closing Date, and (y) in the case of outstanding Non-Earnout Options that are unvested as of the Effective Time, on the earliest of (1) December 31, 2012, (2) the last payroll date of Parent in the 2012 calendar year and (3) the payroll date of Parent next following the date on which such Non-Earnout Option would have become vested (subject to certain conditions set forth in the Merger Agreement), and (B) each outstanding Earnout Option will automatically be canceled, and no consideration will be paid in exchange therefor;

WHEREAS, the special committee of the Board of Directors of the Company, consisting of independent, disinterested directors of the Company formed for the purpose of, among other things, evaluating, negotiating and making a recommendation to the Board of Directors of the Company with respect to the transactions contemplated by the Merger Agreement (the “Special Committee”), has unanimously (i) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and (ii) recommended to the Board of Directors of the Company that it approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Special Committee Recommendation”);

WHEREAS, the Special Committee has received the opinion of Moelis & Company LLC, dated May 31, 2012, addressed to the Special Committee and the Board of Directors of the Company, to the effect that, as of such date, the Merger Consideration to be received by holders of the Company Common Stock (other than (a) Apollo Global Management, LLC including its officers and affiliates who are holders of Company Common Stock and (b) holders of Earnout Shares (with respect to such Earnout Shares), in each case, with respect to which no view or opinion has been expressed) pursuant to the terms and subject to the conditions set forth in the Merger Agreement is fair, from a financial point of view to such holders;

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WHEREAS, the Board of Directors of the Company, by unanimous vote of all of the directors, acting upon the Special Committee Recommendation, has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Merger, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iii) subject to Section 5.2 of the Merger Agreement, resolved to recommend the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, by the holders of the shares of the Company Common Stock, upon the terms and subject to the conditions set forth therein;

WHEREAS, the affirmative vote in favor of the adoption of the Merger Agreement by a majority of the votes entitled to be cast thereon by the stockholders of the Company is required pursuant to Section 251 of the DGCL; and

WHEREAS, pursuant to the Merger Agreement and in accordance with Section 251(d) of the DGCL, the Board of Directors of the Company has the power to terminate the Merger Agreement under certain circumstances after the Company Stockholder Approval is obtained by this written consent, upon the terms and subject to the conditions set forth in the Merger Agreement;

NOW, THEREFORE, BE IT RESOLVED as follows:

RESOLVED, that the Merger Agreement and the transactions contemplated thereby, including the Merger, are hereby adopted and approved in all respects, and that each of the undersigned Stockholders hereby votes all of the shares of capital stock of the Company held by such Stockholder and entitled to vote thereon in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; provided, however, that this written consent shall be of no further force or effect following any termination of the Merger Agreement in accordance with its terms (including, without limitation, pursuant to Section 8.1(e) thereof);

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FURTHER RESOLVED, that each of the undersigned Stockholders hereby waives any and all irregularities of notice, with respect to the time and place of meeting, and consents to the transaction of all business represented by this written consent; and

FURTHER RESOLVED, that this written consent may be executed in two or more counterparts, each of which when so executed shall be an original, and all such counterparts shall together constitute one and the same instrument, and signatures to this written consent transmitted by facsimile or PDF copy shall be deemed original signatures for all purposes, and such execution and transmission shall be considered valid, binding and effective for all purposes.

This written consent shall be filed with the minutes of the meetings of the stockholders of the Company and shall be treated for all purposes as action taken at a meeting.

[signature pages follow]

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IN WITNESS WHEREOF, each of the undersigned Stockholders has executed this written consent effective as of the date stated by the undersigned across from its name.

Date: June , 2012	APOLLO MANAGEMENT V, L.P.

	By:	AIF V Management, LLC,
its general partner

By:
Name:
Title:

Date: June , 2012	COMMUNICATIONS INVESTORS LLC

	By:	Apollo Management V, L.P.,
its manager

	By:	AIF V Management, LLC,
its general partner

By:
Name:
Title:

Date: June , 2012	PLASE HT, LLC

	By:	Apollo Investment Fund V (PLASE), L.P.,
its management company

	By:	Apollo Advisors V, L.P.,
its general partner

	By:	Apollo Capital Management V, Inc.,
its general partner

By:
Name:
Title:

[Signature Page to Stockholders Written Consent]

Exhibit A - Merger Agreement